EXHIBIT 2.2

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated as of

September 1, 2011

between

VALERO REFINING-MERAUX LLC

and

MURPHY OIL CORPORATION

i

(continued)

(continued)

(continued)

(continued)

EXHIBITS

EXHIBIT A	Form of Act of Sale
EXHIBIT B-1	Hydrocarbon Inventory Measurement Procedures
EXHIBIT B-2	Hydrocarbon Inventory Valuation Procedures
EXHIBIT C	Form of Assignment and Assumption Agreement and Bill of Sale
EXHIBIT D	Buyer Parent Guaranty
EXHIBIT E	Form of CAM Pipeline Easement
EXHIBIT F	Form of Consent Decree Modification
EXHIBIT G	Fuel Regulations
EXHIBIT H	Internal Hydrocarbon Transfers
EXHIBIT I	Form of Throughput Agreement
EXHIBIT J	Form of Transition Services Agreement
EXHIBIT K	Environmental Insurance Policy Terms

SELLER DISCLOSURE SCHEDULE

Section	Description
1.01(a) Part I	Intentionally Deleted
1.01(a) Part II	Excluded Businesses - Ethanol Plants
1.01(a) Part III	Excluded Employees
1.01(a) Part IV	Excluded IPR
1.01(a) Part V	Knowledge Individuals
1.01(a) Part VI	Certain Retained Environmental Liabilities
1.01(a) Part VII	Seller Consent Decree Obligations
1.01(a) Part VIII	Mercer Letter

2.01(a)	Refinery Land
2.01(b)	Leased Refinery Real Property
2.01(c)	Refinery Easements

v

(continued)

2.01(f)	Office Properties
2.02(h)	Excluded Assets
2.02(j)	Excluded Contracts
2.03(f)	Assumed Liabilities
2.09(a)(iv)	Prepayments Excluded from Adjustment
2.10	Refinery Turnaround Scope
3.03	Governmental Authorizations
3.04	Noncontravention
3.05	Business Financial Statements
3.07(a)	Material Contracts
3.07(b)	Intra-Company Agreements
3.07(c)	Terminations of Material Contracts
3.07(d)	Contracts Used in Business to be Retained by Seller
3.07(e)	Multi-Site Contracts
3.08	Litigation
3.10(b)	SunCoast Map
3.10(b)(i)	Permitted Liens
3.10(c)	Non-Exclusive Assets
3.11(a)	Owned Intellectual Property Rights
3.11(a)	Material Licensed Intellectual Property Rights
3.14(a)	Employees
3.14(b)	Collective Bargaining Agreement
3.15	Seller Plans
3.16	Environmental Compliance
3.17	Permits
5.01	Operation of the Business
6.02	Credit Support Arrangements
8.10(c)	Tax Matters
9.07	Severance
10.03	Excluded Software

BUYER DISCLOSURE SCHEDULE

Section	Description
1.01(a) Part I	Certain Assumed Environmental Liabilities
1.01(a) Part II	Buyer Consent Decree Obligations
1.01(a) Part III	Knowledge Individuals

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of September 1, 2011 (the “Execution Date”) between Valero Refining-Meraux LLC, a Delaware limited liability company (“Buyer”), and Murphy Oil Corporation, a Delaware corporation (“Seller”).

W I T N E S S E T H :

WHEREAS, Seller and its Subsidiaries conduct a refining business comprised of (i) the operation of a refinery in Meraux, Louisiana and the related Included Meraux Terminals and (ii) the Included Meraux Wholesale Business, in each case excluding, for the avoidance of doubt, the Excluded Businesses (collectively, the “Refining Business” or “Business”);

WHEREAS, Buyer desires to purchase substantially all of the assets, and assume certain of the liabilities, of the Business from Seller, and Seller desires to sell substantially all of the assets, and transfer certain of the liabilities, of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, in order to induce Seller to enter into and consummate the transactions contemplated by this Agreement, Buyer Parent has executed and delivered the Buyer Parent Guaranty on the Execution Date.

The parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions.

(a) As used herein, the following terms have the following meanings:

“Act of Sale” means an Act of Sale substantially in the form attached hereto as Exhibit A.

“Adjusted Cash Amount” means the Cash Amount as adjusted pursuant to Section 2.09.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assignment and Assumption Agreement and Bill of Sale” means the Assignment and Assumption Agreement and Bill of Sale substantially in the form attached hereto as Exhibit C.

“Assumed Environmental Liabilities” means (i) Buyer Consent Decree Obligations; (ii) liabilities and obligations for On-site Remedial Action, whether known or unknown, but excluding such liabilities or obligations to the extent arising from Known and Undisclosed Pre-Closing Contamination; (iii) liabilities and obligations for Off-site Remedial Action for any area or plume of Hazardous Materials that extends Off-site on or prior to Closing, provided such area or plume of Hazardous Materials is predominantly located On-site on or prior to Closing; (iv) liabilities and obligations for remedies required to be performed or implemented On-site (other than for monetary fines and monetary penalties, and supplemental environmental projects in lieu thereof, regardless of when assessed to the extent attributable to a violation of or non-compliance with Environmental Law prior to Closing) attributable to an On-site violation of or non-compliance with Environmental Law arising out of Seller’s or its Subsidiaries’ ownership or operation of the Purchased Assets, Refining Assets, the Real Property or the Refinery Easements on or prior to Closing, provided such violation or non-compliance was not Known to Seller; (v) liabilities and obligations in respect of the items identified in Section 1.01(a) Part I of the Buyer Disclosure Schedule; (vi) liabilities and obligations arising from any claim, action, suit or proceeding to the extent alleging human exposure on or after Closing to Hazardous Materials to the extent arising out of the ownership or operation of the Refining Assets, the Real Property or the Refinery Easements; and (vii) except to the extent specified in clauses (i) through (x) of the definition of Retained Environmental Liabilities, all other liabilities and obligations arising under Environmental Law to the extent arising from the ownership or operation of the Business, Purchased Assets, Refining Assets, Refinery Easements or Real Property on or after the Closing (including the activities and operations conducted thereon and offsite disposal therefrom), whether accrued, contingent, absolute, determined, determinable, or otherwise.

“BS&W” means non-usable and non-merchantable quantities of materials such as water, sludge and other foreign contaminants.

“Business Contractor” means any independent contractor, consultant, agent or other individual non-employee providing services to the Business (which Person does not provide any services to Seller or its Subsidiaries with respect to any business other than the Business).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Business Employee” means any employee of Seller or any of its Subsidiaries who is employed exclusively in the Business, but excluding any Excluded Employee.

“Business License Agreement” means any written agreement that relates exclusively to the Business and pursuant to which Seller or any of its Subsidiaries is authorized to use any Licensed Intellectual Property Right.

“Business Owned IPR” means all Intellectual Property Rights owned by Seller or any of its Subsidiaries and used exclusively in the operation of the Business, other than the Excluded IPR; provided that Business Owned IPR shall not include any Trademarks.

“Business Permits” means all Permits held by Seller or its Subsidiaries that exclusively relate to the ownership and operation of the Business or the Refinery.

“Buyer Consent Decree Obligations” means all of the liabilities and obligations of or relating to the Consent Decree that are allocated to the “Meraux Refinery” as set forth in Section 1.01(a) Part II of the Buyer Disclosure Schedule under the heading “Buyer Consent Decree Obligations”, but excluding the Seller Consent Decree Obligations.

“Buyer Disclosure Schedule” means the disclosure schedule dated the Execution Date regarding this Agreement that has been provided by Buyer to Seller immediately prior to the execution of this Agreement.

“Buyer Parent” means Valero Energy Corporation, a Delaware corporation.

“Buyer Parent Guaranty” means the guaranty agreement that has been issued by the Buyer Parent and delivered to Seller on the Execution Date, a copy of which is attached hereto as Exhibit D.

“CAM Pipeline” means the Clovelly-Alliance-Meraux Pipeline.

“CAM Pipeline Easement” means an easement granted by Buyer to Seller (or its designated Subsidiary) relating to any portion of the CAM Pipeline that is located on the Real Property, in the form of Exhibit E attached hereto.

“Cash Amount” means $325,000,000, in cash.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means the collective bargaining agreement between Murphy Oil USA, Inc. and Union Steelworkers of America, AFL-CIO Local No. 8363, Meraux, Louisiana (the “Union”) dated March 1, 2009 to March 1, 2012, as amended.

“Confidentiality Agreements” means (i) that certain amended and restated letter agreement dated as of June 7, 2011 between Valero Services Inc. and Seller and (ii) that certain letter agreement dated as of June 7, 2011 between Valero Services Inc. and Seller.

“Consent Decree” means that certain consent decree, among Murphy Oil USA, Inc., the United States of America, the Louisiana Department of Environmental Quality and the State of Wisconsin, entered by the United States District Court for the Western District of Wisconsin in United States, et al. v. Murphy Oil USA, Inc., Civil Action No. 3:10-cv-00563-bbc (the “Consent Decree Court”), on February 16, 2011.

“Consent Decree Modification” means a modification to the Consent Decree in the form attached hereto as Exhibit F (as it may be modified in accordance with Section 7.05(b)).

“Environmental Insurance Policy” means the environmental insurance policy required to be purchased pursuant to Section 7.05(a).

“Environmental Law” means any Applicable Law relating to the environment, pollution, protection of fish, wildlife or natural resources or any Release, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive, radioactive or otherwise hazardous substance or waste, including, the Clean Air Act, as amended, CERCLA, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Emergency Planning and Community Right-to-Know Act, as amended, the Federal Insecticide, Fungicide, and Rodenticide Act of 1972, as amended, and any state and local Applicable Laws implementing or comparable to the foregoing, as the same may be amended.

“Equipment” means all machinery, mobile or otherwise, equipment and systems, including (a) all processing units and distillation systems, (b) all heating, lighting, and power systems, fire prevention and fire extinguishing systems, control systems, emergency warning and emergency preparedness systems and related assets, and heating, refrigerating, air conditioning, and ventilating systems, (c) all tanks, refining process units, meters, pumps, engines, compressors, pipes, fittings, valves, connections, regulators, sewers and loading and unloading lines, (d) all telecommunication assets and equipment and computer hardware and software, (e) all supplies, catalysts (including any precious metals therein, whether installed or as surplus), spare parts, tools, computers, and warehouse stores, (f) all other fixtures, furniture and furnishings, (g) works-in-process, (h) vehicles, trucks, tractors, trailers and rail cars (excluding trucks and trailers used exclusively for delivery of refined petroleum products to retail gasoline stations) and (i) all other tangible personal property of every kind whatsoever, in each case owned or leased by Seller or its Subsidiaries and used or held for use exclusively in connection with the ownership and operation of the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Excess BS&W” means, in the case of Black Oils (as defined in Exhibit B-1), any BS&W in excess of 1% of volume and, in the case of all other Hydrocarbons (as defined in Exhibit B-1), all BS&W.

“Excluded Businesses” means the (i) retail, midstream and wholesale marketing businesses of Seller and its Subsidiaries including all retail stations owned and operated by Seller and its Subsidiaries, but excluding the Included Meraux Wholesale Business, (ii) Superior Business, (iii) operation and ownership and/or leasing by Seller or its Subsidiaries of the Excluded Terminals and (iii) ownership and operation of the ethanol plants described on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Excluded Businesses.”

“Excluded Crude” means all crude oil acquired by Seller or its Subsidiaries from independent petroleum producers at such producers’ well heads which is in transit to rail car loading stations where title has passed to Murphy Oil USA, Inc. (but which crude oil has not yet been loaded onto rail cars for delivery to the Refinery).

“Excluded Employees” means the employees set forth under the heading “Excluded Employees” on Section 1.01(a) Part III of the Seller Disclosure Schedule.

“Excluded IPR” means any license, Trademark, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or other similar type of intellectual property right, in each case, listed on Section 1.01(a) Part IV of the Seller Disclosure Schedule under the heading “Excluded IPR.”

“Excluded Meraux Equity Interests” means (i) Seller’s or its Subsidiaries’ interest in segment one of the CAM Pipeline, including Seller’s or its Subsidiaries’ right to an additional interest in segment one of the CAM Pipeline to be transferred to Seller or one of its Subsidiaries in accordance with the provisions of the Settlement and Release Agreement dated as of July 19, 2005 among BP Corporation North America Inc., BP Oil Pipeline Company, BP Exploration & Production Inc. and Murphy Oil USA, Inc and (ii) Seller’s or its Subsidiaries’ interest in segment two of the CAM Pipeline.

“Excluded Terminals” means all terminals owned by Seller or its Subsidiaries, and/or terminal capacity operated and/or leased by Seller or its Subsidiaries and/or all terminal capacity which Seller or its Subsidiaries otherwise have the right to use, other than the Included Meraux Terminals.

“Facilities” means all buildings, structures, tanks, rail lines, pipelines, docks, fixtures and aboveground and underground piping and appurtenances owned or leased by Seller or its Subsidiaries and are located on the Refinery Real Estate Interests, but excluding for the avoidance of doubt (i) power lines, pipelines, telephone lines and other improvements and fixtures owned by public utilities furnishing utilities to the Refinery Real Estate Interests, (ii) rail lines, pipelines and other improvements and fixtures owned by third parties and located on existing easements for such purpose which encumber the Refinery Real Estate Interests and (iii) the CAM Pipeline, the Collins pipeline system, the T&M terminal system, the Colonial pipeline system and the Plantation pipeline system.

“Facilities Mid-Delivery Shipment” means a shipment of crude oil that is in the process of being offloaded at the Facilities at the time of the Closing such that title has passed to Murphy Oil USA, Inc. in respect of some but not all of such shipment at the time of the Closing.

“Fuel Compliance Obligations” means, with respect to the Business or Purchased Assets, including the Hydrocarbon Inventory, compliance with the Fuel Regulations.

“Fuel Credits” means all credits, allotments, renewable identification numbers (RINs), certificates or other authorizations relating to any applicable fuel quality standards or renewable fuel standards (including those standards provided for in the Fuel Regulations).

“Fuel Regulations” means the regulations set forth on Exhibit G.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Material” means any pollutant, contaminant, chemical or toxic, hazardous, radioactive or petroleum hydrocarbon substance, material or waste that in each case is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbon Inventory” means (i) the hydrocarbon inventory at the Facilities that is owned by Seller and its Subsidiaries as of Closing, including crude oil, blendstocks, feedstocks and other raw materials, intermediate petroleum products and finished products, tank heels and tank bottoms (including all such items located in process units or interconnecting lines at the Refinery), (ii) the crude oil that constitutes a part of a Facilities Mid-Delivery Shipment and with respect to which title has not passed to Murphy Oil USA, Inc. as of the Closing, (iii) all products produced at the Facilities that are owned by Seller and its Subsidiaries as of Closing where title has not passed to a customer (including, for the avoidance of doubt, Seller or its Subsidiaries that are customers of the Refinery; provided that in the case of such an internal transfer title will be deemed to be passed as set forth in Exhibit H) prior to Closing (the “Product Inventory”) and (iv) In Bound Inventory. The definition of Hydrocarbon Inventory herein shall not mean and expressly excludes, all Refinery and unit process chemicals and catalysts.

“In Bound Inventory” means all hydrocarbons (including crude oil, blendstocks, feedstocks and other raw materials, intermediate petroleum products and finished products, tank heels and tank bottoms) as of the Closing that (i) are in transit (including those being held at LOOP) to the Facilities (but have not been delivered at the Facilities) and for which title has passed to Murphy Oil USA, Inc., including such hydrocarbons in transit (including those being held at LOOP) from Murphy Exploration & Production Company – USA where title has so passed (it being understood that any such internal transfer title will be deemed to be passed as set forth in Exhibit H) or (ii) are the part of a LOOP Mid-Delivery Shipment with respect to which title has not passed to Murphy Oil USA, Inc. as of the Closing; provided that the In Bound Inventory does not include the Excluded Crude.

“In Bound/Out Bound Inventory” has the meaning set forth in Exhibit B-1.

“Included Meraux Equity Interests” means (i) Seller’s or its Subsidiaries’ 3.2% ownership interest in the Louisiana Offshore Oil Port LLC, (ii) the shares of capital stock representing 20% of the outstanding capital stock of Collins Pipeline Company owned by Murphy Ventures Corporation as of the Execution Date and (iii) the shares of capital stock representing 20% of the outstanding capital stock of T & M Terminal Company owned by Murphy Ventures Corporation as of the Execution Date (the shares referred to in clauses (ii) and (iii), the “Collins / T&M Shares”). For the avoidance of doubt, the Business shall be deemed to include Seller’s and its Subsidiaries’ use of the pipeline and terminal facilities (as applicable) related to the Included Meraux Equity Interests and Seller’s and its Subsidiaries’ line shipping history on the Collins pipeline to the extent transferrable pursuant to the Collins Pipeline Company Proration Policy effective December 31, 2004,

“Included Meraux Terminals” means the terminal facilities owned and operated by Seller or its Subsidiaries in Meraux, Louisiana.

“Included Meraux Wholesale Business” means the wholesale marketing business conducted by Seller or its Subsidiaries at the Included Meraux Terminals excluding, for the avoidance of doubt, the Excluded Employees associated with such wholesale business.

“Intellectual Property Right” means any Trademark, patent, trade secret, copyright, know-how, process (including any registrations or applications for registration of any of the foregoing), or any other similar type of intellectual property right.

“Interest Rate” means (i) the rate per annum for three-month deposits in U.S. dollars which appears on the Bloomberg Screen BTMM Page under the heading “LIBORFIX BBAM” as of 11:00 a.m. on the date of measurement plus (ii) 2%.

“Intra-Company Agreement” means any contract or agreement between the Business, on the one hand, and any other business, division, group or function of or within Seller and its Subsidiaries, on the other hand, but not including any contract or agreement expressly provided by this Agreement to be entered into in connection with the Closing.

“Knowledge” and “Known” mean, in the case of Seller or its Subsidiaries, the actual knowledge of the individuals listed in Section 1.01(a) Part V of the Seller Disclosure Schedule under the heading “Knowledge,” in their capacities as employees of Seller or any of its Subsidiaries, and, in the case of Buyer, the actual knowledge of the individuals listed in Section 1.01(a) Part III of the Buyer Disclosure Schedule under the heading “Knowledge,” in their capacities as employees of Buyer or any of its Subsidiaries.

“Known and Undisclosed Pre-Closing Contamination” means any Hazardous Materials that as of the date hereof are Known by Seller or its Subsidiaries to be present in soil, surface water or groundwater On-site or emanating from such media On-site but, in any such case, that have not been reasonably disclosed to Buyer or its representatives.

“Large Line Fill” means the Hydrocarbon Inventory that, as of the Closing, is located (i) in any pipelines or laterals between any refining or process units, on the one hand, and the Refinery dock, truck rack or terminal on the other hand, (ii) in any pipelines or laterals between any refining or process units, on the one hand, and the Refinery Tankage on the other hand, (iii) in any pipelines or laterals between the Refinery Tankage, on the one hand, and the Refinery dock, truck rack or terminal on the other hand, (iv) in any segment of any pipe or conveyor used to move Hydrocarbon Inventory into and out of the Refinery Tankage which is attached to, and is situated in the immediate vicinity of, the Refinery Tankage, (v) in any pipeline running between the custody transfer point on the CAM Pipeline as it enters the Refinery and the Refinery Tankage within the boundaries of the Refinery; and (vi) in any pipeline running between the Refinery Tankage within the boundaries of the Refinery and the custody transfer point on the Collins Pipeline as it exits the Refinery. Large Line Fill expressly excludes any In Bound/Out Bound Inventory and any Hydrocarbons located in the Refinery Tankage.

“License Agreements” means all Business License Agreements and Shared License Agreements.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party, licensed or sublicensed to either the Seller or any of its Affiliates and used in the operation of the Business other than Excluded IPR.

“Licensor” means the licensor or grantor of any Licensed Intellectual Property Right under any License Agreement.

“Lien” means any mortgage, lien, pledge, charge, security interest, encumbrance, right of first refusal or first offer, floating charge or other charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, or the filing of or agreement to give any security interest, charge or financing statement under any Applicable Law.

“Local Capital Expenditures” means expenditures to acquire “property, plant or equipment” (i.e., property that is, in accordance with the accounting principles followed by Seller with respect to the Business, depreciated over time rather than expensed immediately) at the Refinery or the Included Meraux Terminal.

“Local Operating Expenses” means the direct costs of operating the Refinery and Included Meraux Terminal that are incurred at the location of such facilities, including, for the avoidance of doubt, the direct costs of employees and Business Contractors located at the Refinery or Included Meraux Terminal. Local Operating Expenses do not include (i) any corporate overhead allocations, (ii) any costs incurred for crude supply services, product supply services, management services, insurance coverage, legal services or other support or services provided to the Business from any facilities of Seller or its Subsidiaries other than the Refinery and Included Meraux Terminal, (iii) any costs for personnel involved in the operations of the Business from any facilities of Seller or its Subsidiaries other than the Refinery and Included Meraux Terminal or (iv) any capital expenditures or charges for depreciation or amortization.

“Long-Term Inactive Employee” means a Business Employee who is on inactive employee status or leave of absence except a leave of absence pursuant to the Family Medical Leave Act.

“LOOP” means the Louisiana Offshore Oil Port.

“LOOP Mid-Delivery Shipment” means a shipment of crude oil that is in the process of being offloaded at LOOP at the time of the Closing such that title has passed to Murphy Oil USA, Inc. in respect of some but not all of such shipment at the time of the Closing.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the Business, taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Business operates, (B) changes in the financial or securities markets or changes in the general economic or political conditions in the United States or abroad, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Business operates, (D) acts of war, sabotage, terrorism or natural disasters, (E) this Agreement or any actions taken in compliance with this Agreement, the transactions contemplated hereby, or the pendency or announcement thereof, (F) any changes in commodities markets or commodity, crude oil or feedstock prices or refining margins, (G) any failure of the Business to meet any internal or published or third party budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (H) shall not prevent a party from asserting that any fact or circumstance that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (I) any action taken (or omitted to be taken) at the written request of Buyer, (J) any action taken that is required or expressly contemplated by this Agreement, (K) seasonal reduction in the revenues or earnings of the Business in the ordinary course of business or (L) a Casualty or Taking (the consequences of which are described in Article 12 herein); provided that the changes or occurrences set forth in clauses (A), (B), (C), (D) (other than a Casualty, the consequences of which are described in Article 12) or (F) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such changes have a disproportionate adverse effect on the Business as compared to other participants in the industry.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Non-Represented Employee” means all Business Employees employed by Seller or its Subsidiaries who are not represented by the Union.

“Office Properties” means the tracts or parcels of land listed on Section 2.01(f) of the Seller Disclosure Schedule, including all buildings, structures, fixtures and other improvements owned by the Seller and its Subsidiaries and located thereon, known as 1615 East Judge Perez Drive, Chalmette, Louisiana and 1600 Wisconsin Drive, Chalmette, Louisiana.

“On-site” means located at, in, on or under any of the Real Property or Refinery Easements.

“Off-site” means located at, in, on or under real property other than the Real Property or Refinery Easements.

“Other Agreements” means the Transition Services Agreement, the Throughput Agreement, the CAM Pipeline Easement, the Assignment and Assumption Agreement and Bill of Sale, the Hydrocarbon Bill of Sale and all other agreements, documents or instruments delivered in connection with the Agreement.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned by Seller or any of its Subsidiaries and used in the operation of the Business; provided that the Owned Intellectual Property Rights shall not include any Trademarks.

“Permit” means any license, franchise, permit, certificate, approval, registration, consent decree, consent, order, variance or other similar right, authorization or directive issued by a Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pre-Closing Tax Period” means (i) any Tax Period ending on or before the Closing Date and (ii) with respect to a Tax Period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Precious Metals Inventory” means all platinum and palladium contained in any catalysts at the Refinery.

“Purchase Agreement” means any agreement for the purchase of materials, supplies, goods, services, equipment or other assets by Seller or any of its Subsidiaries.

“Refinery” means Seller’s petroleum refinery located in Meraux, Louisiana, including the Refinery Real Estate Interests and the Refining Assets, but excluding any Excluded Assets.

“Refinery Hydrocarbon Inventory” has the meaning set forth in Exhibit B-1.

“Refinery Tankage” means and includes all tankage (and in the case of certain specialty products, all staging areas, sulfur pits or other storage facilities) which is used for the storage of Hydrocarbon Inventory and is located within the boundaries of the Facilities, including such tankage, staging areas or other storage facilities located at the Meraux Terminal.

“Refining Assets” means all Equipment and Facilities, including the Included Meraux Terminals.

“Release” shall mean any spill, release, emission, discharge, disposal, dumping, injection, pumping, deposit or leak.

“Remedial Action” means any investigation, delineation, evaluation, reporting, remediation, clean-up, abatement, removal, disposal or monitoring (or words of similar import) of Hazardous Materials in soil, surface water or groundwater.

“Represented Employee” means all Business Employees employed by Seller or its Subsidiaries who are represented by the Union.

“Retained Environmental Liabilities” means (i) Seller Consent Decree Obligations; (ii) liabilities and obligations for On-site Remedial Action to the extent arising from Known and Undisclosed Pre-Closing Contamination; (iii) liabilities and obligations for Off-site Remedial Action for any area or plume of Hazardous Materials that extends Off-site on or prior to Closing, provided such area or plume of Hazardous Materials is predominantly located Off-site on or prior to Closing; (iv) liabilities and obligations to the extent arising from the Off-site disposal or recycling of any Hazardous Material from the Business prior to Closing, except to the extent specified in clause (iii) of the definition of Assumed Environmental Liabilities; (v) liabilities and obligations for monetary fines or monetary penalties (and (other than as required by the Consent Decree) supplemental environmental projects in lieu thereof) to the extent attributable to a violation of or non-compliance with Environmental Law prior to Closing and arising out of Seller’s or its Subsidiaries’ ownership or operation of the Refining Assets, the Real Property or the Refinery Easements; (vi) liabilities and obligations in respect of the items identified in Section 1.01(a) Part VI of the Seller Disclosure Schedule; (vii) liabilities and obligations arising from asserted claims, actions, suits or proceedings to the extent alleging a violation or non-compliance by or liability of Seller or any of its Subsidiaries under Environmental Law arising out of the Business or Purchased Assets and pending at Closing; provided, however, that this subsection (vii) shall not be construed to relieve Buyer of its liabilities or obligations specifically assumed in sections (i) through (vi) of the definition of Assumed Environmental Liabilities; (viii) liabilities and obligations arising under Environmental Law to the extent relating to the Excluded Businesses; (ix) Pre-Closing Fuel Compliance Obligations; (x) liabilities and obligations arising from any claim, action, suit or proceeding to the extent alleging human exposure prior to Closing to Hazardous Materials to the extent arising out of the ownership or operation of the Refining Assets, the Real Property or the Refinery Easements; and (xi) except to the extent specified in clauses (i) through (vi) of the definition of Assumed Environmental Liabilities, all other liabilities and obligations arising under Environmental Law to the extent arising from the ownership or operation of the Business, Purchased Assets, Refining Assets, Refinery Easements or Real Property prior to Closing (including the activities and operations conducted thereon and offsite disposal therefrom), whether accrued, contingent, absolute, determined, determinable, or otherwise.

“Retiree Eligible Represented Employees” means any Represented Employees who satisfy the eligibility requirements for the Seller Retiree Welfare Benefit under the terms of Seller’s applicable healthcare plan prior to the Transfer Date, but do not retire from Seller prior to the Transfer Date.

“Retiree Medical Adjustment Amount” means an amount equal to the Accumulated Postretirement Benefits Obligation (“APBO”) determined as provided below in respect of the Retiree Eligible Represented Employees. The APBO shall be determined by Seller using the following assumptions: discount rate of 5.66%; healthcare assumption of 8.6%/5% and ultimate trend year of 2018, all as contained in Exhibit III to the letter from Mercer to Ron Smith dated May 6, 2011 (the “Mercer Letter”) as set forth on Schedule 1.01(a) Part VIII, and otherwise employing the same methodology used by Seller’s actuary in preparing such Exhibit III. For the avoidance of doubt and for illustrative purposes only, the APBO as of June 30, 2011 determined using the foregoing assumptions and methodology is set forth on Schedule 1.01(a) Part VIII for the then eligible group of Represented Employees.

“Schedule BI Item l Liens” means the Liens and other matters listed in Item Letter “l” of Schedule BI of the Title Commitment.

“Seller Consent Decree Obligations” means (i) that certain $1.25 million civil penalty required by Paragraph 161 of the Consent Decree; (ii) all liabilities or obligations to the extent arising from Seller or its Subsidiaries’ failure to perform in compliance with the Consent Decree any actions pursuant to the Consent Decree undertaken prior to the Closing, including all stipulated or other penalties assessed for such failures; (iii) all liabilities and obligations arising under the Consent Decree to the extent relating to the Excluded Businesses; and (iv) all liabilities and obligations arising under the Consent Decree allocated to the “Superior Refinery” as set forth in Section 1.01(a) Part VII of the Seller Disclosure Schedule under the heading “Seller Consent Decree Obligations”.

“Seller Disclosure Schedule” means the disclosure schedule dated the Execution Date regarding this Agreement that has been provided by Seller to Buyer immediately prior to the execution of this Agreement.

“Shared License Agreement” means any written agreement that does not relate exclusively to the Business and pursuant to which Seller or any of its Subsidiaries is authorized to use any Licensed Intellectual Property Right.

“Shared Owned IPR” means all Intellectual Property Rights owned by Seller or any of its Subsidiaries and used in the operation of the Business other than (i) Business Owned IPR and (ii) Excluded IPR; provided that Shared Owned IPR shall not include any Trademarks.

“Short-Term Inactive Employee” means a Business Employee who is not actively at work due to illness but who is not on inactive employee status or leave of absence other than a leave of absence pursuant to the Family Medical Leave Act.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Business” means the refining business conducted by Seller and its Subsidiaries comprised of (i) the operation of a refinery in Superior, Wisconsin, certain related terminals and the related wholesale marketing business and (ii) the business of Seller and its Subsidiaries comprising the Petroleum Marking Practice Act franchise business conducted under the “Spur” brand.

“Supply Agreements” means any sales, distribution or similar agreement providing for the sale by Seller or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets.

“Tax” means (i) any tax of any kind including federal, state, local or foreign, levies or other like assessments, customs, duties, imposts, charges or fees, including, without limitation, income taxes, gross receipts, ad valorem, transfer, registration, stamp, environmental, value added, excise, real or property, asset, sales, use, franchise, license, payroll, transaction, capital, net worth, withholding, estimated, social security, utility, workers’ compensation, severance, disability, wage, employment, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by or on behalf or payable to any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), or (ii) liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

“Throughput Agreement” shall mean a throughput agreement covering transportation of crude oil through the CAM Pipeline in the form of Exhibit I attached hereto.

“Title IV Plan” means a Seller Plan subject to Title IV of ERISA other than any multiemployer plan, as defined in Section 3(37) of ERISA.

“Title Commitments” means Commitment No. 1753-200869 dated August 12, 2011 issued by the Title Company with respect to the Refinery Real Estate Interests, which such Title Commitments must be authorized and countersigned by a duly authorized agent for the Title Company’s regional office.

“Title Company” means First American Title Insurance Company, c/o CBD Title, L.L.C., 1100 Poydras St., Suite 3700, New Orleans, Louisiana 70163, Attention: Edward J. Rantz, Jr.

“Title Policy” means an Owner’s Policy of Title Insurance on the ALTA Form 2006, or such other form as may be promulgated for use in the State of Louisiana on the Closing Date, insuring the Seller’s interests in the tracts, pieces or parcels of real property described in the Title Commitments, in accordance with and subject to the matters set forth in the Title Commitments.

“Trademarks” means any and all (i) trademarks, trade names, corporate names, company names, business names, service marks, logos, brand names, domain names and all other source or business identifiers, and the rights in any of the foregoing which arise under Applicable Law, (ii) goodwill symbolized thereby or associated therewith and (iii) registrations and applications for registration of any of the foregoing.

“Transition Services Agreement” means the Transition Services Agreement between Buyer and Seller (or its Affiliates), substantially in the form attached hereto as Exhibit J.

“Unit and Pipework Fill” means the Hydrocarbon Inventory that, as of the Closing, is located at or contained in any part or portion of (i) any refining or processing unit within the boundaries of the Refinery; (ii) any pipes or pipeworks within the refining or processing units, and (iii) any pipes or pipeworks connecting the refining or processing units to each other, but, in each case, excluding the Large Line Fill and any Hydrocarbon Inventory located in the Refinery Tankage.

“VMSC” means Valero Marketing and Supply Company.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.09(b)
Accrued Vacation Adjustment	9.12
Actuarial Referee	2.12(a)
Agreement	Preamble
Allocation	2.06(b)
Apportioned Obligations	8.01(b)
Assigned Contracts	2.01(g)
Assumed Liabilities	2.03
Break-up Fee	14.02(b)
Buffer Property	2.01(f)
Business	Preamble
Business Financial Statements	3.05
Buyer	Preamble
Buyer DB Plan	9.04(b)
Buyer DC Plan	9.03(a)
Buyer FSA Plan	9.05(c)
Buyer Retiree Welfare Benefit Plan	9.08(a)
Buyer Welfare Plan	9.05(b)
Buyer’s Plans	9.02(a)
Cap	13.02(a)(iii)(C)

Term	Section
Casualty	12.01
Claim	3.11(e)
Closing	2.07
Closing Year	9.12
Collins / T&M Shares	1.01(a)
Consent Decree Court	1.01(a)
Covered Permits	3.17
Credit Support Arrangement	6.02
Customs	7.09
Damages	13.02(a)
De Minimis Amount	13.02(a)(iii)(A)
Deductible	13.02(a)(iii)(B)
Delayed Transfer Contract	2.05(a)
e-mail	15.01
Employee Withholding Documents	9.10
Environmental Matters	13.06
Estimated Accrued Vacation Adjustment	2.07(a)(i)
Estimated Retiree Medical Adjustment	2.07(a)(i)
Estimated Turnaround Expenditure Amount	2.07(a)(i)
Estimated Closing Proration Adjustment Amount	2.09(b)
Estimated Inventory Value	2.08
Excluded Assets	2.02
Excluded Contracts	2.02(j)
Excluded Software	10.03(g)
Execution Date	Preamble
Field Inspector	2.08(b)
Field Inspector Report	2.08(c)
Filing Documentation	8.01(c)(ii)
Final Accrued Vacation Adjustment	2.11(a)
Final Turnaround Expenditure Amount	2.10(a)
Final Retiree Medical Adjustment Amount	2.12(a)
FTZ	7.09
FTZ Board	7.09
Foreign Person	2.07(b)(vii)
Hydrocarbon Bill of Sale	2.07(a)(iv)
Improvements	10.05
Indemnified Party	13.03(a)
Indemnifying Party	13.03(a)
Initial Hydrocarbon Inventory Tax Amount	8.01(c)(ii)
Inspector	2.08(d)(B)
Intervening Monetary Lien	7.06
Inventory Balance	2.08(e)
Inventory Committee	2.08(b)
Inventory Schedule	2.08(b)

Term	Section
Inventory Statement	2.08(d)
Inventory Value	2.08(d)
Leased Refinery Real Property	2.01(b)
LIPR Sublicense	10.03(e)
Material Contract	3.07(c)
Other Amounts	2.08(b)
Owned Refinery Real Property	2.01(a)
Parcel 2	3.10(b)
Pass-Through Payments	10.03(e)
Permitted Liens	3.10(b)(xvi)
Permitted Transferee	10.02
Petty Cash	2.01(m)
Post-Closing Adjustment Date	2.09(b)(ii)
Post-Closing Proration Adjustment Amount	2.09(b)
Post-Closing Tax Period	8.01(b)
Potential Contributor	13.07
Pre-Closing Fuel Compliance Obligations	7.05(c)
Prepayments	2.01(l)
Process Licenses	3.11(b)
Product Inventory	1.01(a)
Purchase Price	2.06(a)
Purchased Assets	2.01
Real Property	2.01(f)
Relevant Period	9.02(a)
Refinery Easements	2.01(c)
Refinery Land	2.01(a)
Refinery Real Estate Interests	2.01(c)
Refinery Real Property Leases	2.01(b)
Refinery Turnaround	2.10(a)
Refinery UOP Process Units	10.09
Refining Business	Preamble
Repair Cost Dispute	12.02(c)
Repair Costs	12.02(a)
Repair Negotiation Period	12.02(b)
Retained Liabilities	2.04
Retired Business Employees	9.08(a)
Sales and Use Taxes	8.01(c)
Section 2.07 Differential	2.11(a)
Section 2.07 Payment	2.11(a)
Seller	Preamble
Seller DB Plans	9.04(a)
Seller DC Plan	9.03(a)
Seller Plans	3.15(a)
Seller Retiree Welfare Benefit Plan	9.08

Term	Section
Seller Welfare Plan	9.05(a)
Shared Owned IPR License	10.01
Standard Procedure	9.10
Taking	12.01
Taxing Authority	1.01(a)
Termination Date	14.01(b)
Third Party Claim	13.03(a)
Third-Party Estimate	12.02(c)
Transfer Date	9.01(a)
Transfer Taxes	8.01(c)
Transferred Employee	9.01
Transferred Employees	9.01
Turnaround Expenditures	2.10(a)
Turnaround Expenditure Amount	2.07(a)(i)
Union	1.01(a)
UOP	10.09
UOP Agreement	10.09
UOP Transfer Agreement	10.09
WARN Act	7.03
Warranty Breach	13.02(a)(i)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale. Except as otherwise provided below (including Sections 2.02 and 2.05), upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and its Subsidiaries (which Subsidiary, in the case of the Collins / T&M Shares, is Murphy Ventures Corporation) and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer at the Closing, free and clear of all Liens, other than Permitted Liens, all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the assets, properties and business owned, held or used exclusively in the conduct of the Business by Seller and its Subsidiaries (collectively, the “Purchased Assets”), including the right, title and interest of Seller and its Subsidiaries in the following rights, properties and assets:

(a) the tracts or parcels of land owned in fee listed on Section 2.01(a) of the Seller Disclosure Schedule (the “Refinery Land”), together with all buildings, structures, fixtures and other improvements owned by the Seller and its Subsidiaries and located thereon (including all construction work-in-progress, process units, storage tanks, control houses, office buildings, laboratory facilities, warehouses, boiler houses, power plants, waste water treatment facilities and similar improvements) (collectively, the “Owned Refinery Real Property”);

(b) the leasehold estates listed on Section 2.01(b) of the Seller Disclosure Schedule (the “Leased Refinery Real Property”), and the related lease or sublease agreements (the “Refinery Real Property Leases”) respecting land, buildings, fixtures and real property improvements (whether owned or leased), together with all construction work-in-progress in respect of same;

(c) the easements, licenses and other privileges appurtenant to the Owned Refinery Real Property and the Leased Refinery Real Property and operation of the Business and Facilities, including the easements identified on Section 2.01(c) of the Seller Disclosure Schedule (the “Refinery Easements” and, together with the Owned Refinery Real Property and Leased Refinery Real Property, the “Refinery Real Estate Interests”);

(d) the Hydrocarbon Inventory (which shall be conveyed directly to VMSC);

(e) the Equipment and all inventories (other than hydrocarbon inventories and products), including chemicals, catalysts and additives inventories and Precious Metals Inventory, in each case owned by the Seller or its Subsidiaries and used exclusively in connection with the ownership and operation of the Business;

(f) those certain residential lots west of the Refinery acquired by the Seller and its Subsidiaries as a buffer for the Refinery, together with all buildings, structures, fixtures and other improvements owned by the Seller and its Subsidiaries and located thereon (collectively, the “Buffer Property”) and the Office Properties (the Buffer Property, the Office Properties, the Owned Refinery Real Property and the Leased Refinery Real Property, being collectively the “Real Property”);

(g) all rights of the Seller or its Subsidiaries under (i) the Material Contracts (other than any Excluded Contract) and (ii) any other contracts and agreements of Seller or its Subsidiaries that are not Excluded Contracts and that relate exclusively to the ownership or operation of the Business (the items in clauses (i) and (ii) collectively, the “Assigned Contracts”);

(h) all Business Permits;

(i) except as set forth in Sections 2.02(d), 2.02(e), 2.02(f), 2.02(g), or 2.02(o), all books, records, files and papers of Seller or its Subsidiaries, whether in hard copy or computer format relating exclusively to the Business or the Purchased Assets, including (i) all books and records relating to the purchase of materials, supplies and services, financial, accounting and operations matters, product engineering, research and development, manufacture and sale of products, customer and vendor lists and all files and documents (including credit information) relating to customers and vendors of the Business, in each case which relate exclusively to the Business or the Purchased Assets, wherever located; (ii) any information relating to any Tax imposed on the Purchased Assets which relates exclusively to the Business, wherever located; and (iii) to the extent permitted by Applicable Law, copies of the personnel and employment records relating to Transferred Employees (other than any personnel records that Buyer is not entitled to have access to pursuant to Section 5.02(c)); provided that if Applicable Law requires that Buyer receive original personnel and employment records relating to any Transferred Employees, Buyer shall receive such records pursuant to this Section 2.01(i);

(j) the Business Owned IPR and, to the extent transferable in accordance with Section 10.03(a), the Business License Agreements;

(k) all right, title and interest of Seller or its Subsidiaries in unexpired warranties from third parties related exclusively to the Business, including warranties set forth in any equipment purchase agreement, construction agreement, lease agreement, consulting agreement or agreement for architectural or engineering services, it being understood that nothing in this Section shall be construed as a representation by Seller that any such warranty remains in effect or is enforceable;

(l) all deposits, advance payments, prepayments, prepaid expenses and other similar payments made by or on behalf of Seller or its Subsidiaries, in each case to the extent exclusively related to the Business (collectively, “Prepayments”);

(m) all petty cash located at the operating facilities of the Business (“Petty Cash”);

(n) all goodwill associated with the Business, together with the right to represent to third parties that Buyer is the successor to the Business; and

(o) the Included Meraux Equity Interests.

Section 2.02. Excluded Assets. Buyer expressly understands and agrees that the following assets and properties of Seller and its Subsidiaries (collectively, the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a) all of Seller’s or its Subsidiaries’ cash and cash equivalents on hand and in banks, except for Petty Cash;

(b) insurance policies relating to the Business and all claims, credits, causes of action or rights under such insurance policies;

(c) all Owned Intellectual Property Rights (other than Business Owned IPR), Shared License Agreements and Trademarks (it being understood that nothing in this Section 2.02(c) shall limit the License);

(d) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby (including relating to the sale process) and all minute books and corporate records of Seller and its Subsidiaries;

(e) copies (as opposed to the originals) of any books, records files or papers relating to Taxes described in Section 2.01(i);

(f) copies (as opposed to the originals) of any of the books, records, files and papers described in Section 2.01(i), to the extent Seller reasonably concludes that they are or may be necessary or useful in connection with Seller’s or its Subsidiaries’ defense or prosecution of any suit, action or proceeding relating to a Retained Liability;

(g) copies of the personnel and employment records described in Section 2.01(i) to the extent Seller reasonably concludes that they are or may be necessary or useful in connection with Seller’s obligations under Article 9;

(h) the property and assets described on Section 2.02(h) of the Seller Disclosure Schedule;

(i) all rights of Seller arising under this Agreement or the transactions contemplated hereby;

(j) all contracts, agreements, commitments and other instruments of the Seller or any of its Subsidiaries that do not relate exclusively to the operation of the Business as currently conducted by the Seller or its Subsidiaries (including any contract, agreement or commitment with any Business Contractor pursuant to which such Business Contractor provides services to Seller or its Subsidiaries with respect to any business other than the Business) and (A) any contract, agreement, commitment or other instrument listed on Section 2.02(j) of the Seller Disclosure Schedule and (B) any Intra-Company Agreement (together, the “Excluded Contracts”).

(k) any payments or other receivables owing from any customer on account of any products produced at the Facilities where title has passed to the customer (including Seller or any of its Subsidiaries in its capacity as a customer) prior to Closing;

(l) all of Seller’s or its Subsidiaries’ right, title and interest in and to all (i) accounts receivable and all notes and other evidences of indebtedness of and rights to receive payments arising out of sales, services, rentals and other activities of the Business occurring in connection with and attributable to the ownership or operation of the Purchased Assets or the Business prior to the Closing (which, for the avoidance of doubt, shall include all sales of hydrocarbon products or inventories other than the Hydrocarbon Inventory) and the security arrangements, if any, related thereto, (ii) all bonds, letters of credit or other security arrangements posted or otherwise issued by the Seller or any of its Subsidiaries in favor of any other Person, other than any Prepayments, and (iii) in each case including any rights with respect to any third party collection procedures or any other actions or proceedings in connection with the foregoing;

(m) all of Seller’s or its Subsidiaries’ rights arising under any outstanding receivable arising prior to Closing between the Seller or any of its Subsidiaries in respect of the Business, on the one hand, and Seller or any Affiliate of the Seller in respect of any other business division, group or function, on the other hand;

(n) all assets related to any pension, profit sharing, stock bonus, stock option, thrift or other retirement plan, medical, hospitalization, dental, life, disability, vacation or other insurance or benefit plan, employee stock ownership plan, deferred compensation, stock ownership, stock purchase, bonus, benefit or other incentive plan, severance plan or other similar plan relating to the Seller, its Affiliates or their respective employees, in each case other than as expressly assumed by or provided to be transferred to Buyer pursuant to Article 9;

(o) the original personnel and employment records relating to Transferred Employees to the extent Applicable Law does not require that Buyer receive such original records;

(p) any and all Fuel Credits that (i) relate to the ownership or operation of the Business or Purchased Assets and are in existence, acquired, generated or otherwise attributable to the period prior to Closing; (ii) do not otherwise relate to the operation of the Business or Purchased Assets, or (iii) relate to the ownership or operation of any business by Seller or any of its Subsidiaries from and after Closing;

(q) all assets with respect to Taxes, including all Tax refunds, relating to any Pre-Closing Tax Period;

(r) any Purchased Assets sold or otherwise disposed of in the ordinary course of business consistent with past practice and not in violation of any provision of this Agreement during the period from the Execution Date until the Closing Date;

(s) the Excluded Meraux Equity Interests;

(t) all assets primarily (except as provided for in Sections 2.01(a) through 2.01(o)) or exclusively related to the Excluded Businesses; and

(u) all hydrocarbon inventories and products other than the Hydrocarbon Inventory.

Section 2.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective as of the Closing, to assume, pay, discharge and perform as and when due, the following liabilities and obligations (the “Assumed Liabilities”):

(a) all debts, obligations, contracts and liabilities of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) relating to or arising out of the ownership or operation of the Purchased Assets or the conduct of the Business from and after the Closing, including any such debts, obligations, contracts and liabilities arising as a result of the consummation of the transactions contemplated by this Agreement;

(b) all liabilities and obligations of Seller or any of its Subsidiaries under the Assigned Contracts to the extent required to be paid or performed after Closing;

(c) all liabilities with respect to, or relating to, any Delayed Transfer Contract to the extent such liabilities are assumed by Buyer or Buyer receives the benefit of such Delayed Transfer Contract pursuant to Section 2.05;

(d) all Assumed Environmental Liabilities;

(e) all liabilities and obligations of the Seller or its Subsidiaries under open purchase orders or other accounts payable that were entered into or incurred by Seller or its Subsidiaries in the operation of the Business prior to Closing and which provide for the delivery of goods or services on or following Closing;

(f) all liabilities and obligations relating to or arising out of the matters identified on Section 2.03(f) of the Seller Disclosure Schedule, regardless of whether such matter existed prior to the Closing;

(g) all delivery obligations in respect of products produced at the Facilities with respect to which title has not passed to a customer prior to Closing;

(h) all liabilities for Taxes allocated to Buyer under Article 8; and

(i) all liabilities and obligations expressly allocated to Buyer under Article 9.

Section 2.04. Retained Liabilities. Except as expressly set forth in this Agreement, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller or its Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain liabilities and obligations of Seller and/or its Subsidiaries, as applicable (all such liabilities and obligations not being assumed being herein referred to as the “Retained Liabilities”). Retained Liabilities include:

(a) except as expressly set forth in this Agreement, all debts, obligations, contracts and liabilities of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) relating to or arising out of the ownership or operation of the Purchased Assets or the conduct of the Business prior to the Closing;

(b) all liabilities and obligations of Seller or any of its Subsidiaries under the Assigned Contracts to the extent required to be paid or performed prior to or on the day of Closing;

(c) all liabilities with respect to, or relating to, any Delayed Transfer Contract to the extent such liabilities are retained by Seller or Buyer does not receive the benefit of such Delayed Transfer Contract pursuant to Section 2.05;

(d) any liability or obligation of Seller, or any member of any consolidated, affiliated, combined or unitary group of which Seller is or has been a member, for Taxes (except to the extent explicitly assumed in Section 2.03); provided that Transfer Taxes and Sales and Use Taxes incurred in connection with the transactions contemplated by this Agreement and Apportioned Obligations shall be borne and paid in the manner set forth in Section 8.01 hereof;

(e) any liability or obligation to the extent relating to an Excluded Asset;

(f) the Retained Environmental Liabilities;

(g) all of Seller’s or its Subsidiaries’ obligations arising under any outstanding payable arising prior to Closing between the Seller or any of its Subsidiaries in respect of the Business, on the one hand, and Seller or any Affiliate of the Seller in respect of any other business, division, group or function, on the other hand;

(h) all liabilities or obligations arising out of or with respect to (A) the Business Employees’ and Excluded Employees’ employment with, their benefits, or the termination of their employment from, Seller or its Affiliates prior to the Closing; (B) any employees formerly employed by Seller, employment with, or the termination of their employment from Seller or its Affiliates prior to Closing; (C) all Seller Plans; (D) any and all employee grievances arising prior to the Closing; (E) to the extent relating to the period prior to Closing, the misclassification by Seller or its Affiliates of any Person providing services at the Refinery or to Seller and its Subsidiaries as an independent contractor or consultant where such classification by Seller and its Subsidiaries should have been as a Business Employee, former employee or Excluded Employee; and (F) any other liabilities or obligations expressly allocated to Seller or its Affiliates under Article 9;

(i) all expenses, costs and fees (including attorney’s, auditor’s and advisors’ fees, if any) incurred by Seller in connection with the transactions contemplated by this Agreement; and

(j) except as expressly set forth in this Agreement, all such other liabilities and obligations arising out of the ownership, operation or use of the Purchased Assets or Business at any time prior to the Closing.

Section 2.05. Non-Assignability of Contracts. (a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Assigned Contract, Permit or other agreement, or any benefit or obligation arising thereunder or resulting therefrom, if and to the extent that the transfer or assignment from Seller or any of its Subsidiaries to Buyer of any such Assigned Contract, Permit or other agreement would be a violation of Applicable Law or otherwise adversely affect the rights of the applicable transferee thereunder as a result of the failure to obtain any consent, approval, waiver or authorization required in connection with such transfer or assignment, then the transfer or assignment to Buyer of such Assigned Contract, Permit or other agreement intended to be transferred or assigned hereunder (each, a “Delayed Transfer Contract”) shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or applicable consents, approvals, waivers or authorizations have been obtained. Seller and Buyer will use commercially reasonable efforts to obtain the consent of the applicable third party for the assignment or transfer of the Delayed Transfer Contracts. If the transfer or assignment of any Assigned Contract, Permit or other agreement intended to be transferred or assigned hereunder is not consummated prior to or at the Closing as a result of Section 2.05(a), then Seller or its Subsidiary shall thereafter, directly or indirectly, hold such Assigned Contract, Permit or other agreement, together with any proceeds therefrom, in trust for the use and benefit of Buyer (and at the expense of Buyer), insofar as reasonably practicable. In addition, to the extent not prohibited, Seller shall take or cause to be taken such other actions as may be reasonably requested by Buyer in order to place Buyer, insofar as reasonably practicable, in the same position as if such Assigned Contract, Permit or other agreement had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Assigned Contract, Permit or other agreement, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Assigned Contract, Permit or other agreement, are to inure from and after the Closing to Buyer. Such reasonable arrangements may include the entering into of a subcontract, sublicense, sublease or other similar arrangement between Seller and Buyer. During the period from Closing until such required consent, approval, waiver or authorization is obtained, Seller will use commercially reasonable efforts to enforce such Assigned Contract, Permit or other agreement of Seller for the benefit of Buyer, on the condition that Buyer shall bear all costs and expenses (including legal expenses) related to such enforcement. To the extent Buyer is able to receive the economic rights and benefits under such Assigned Contract, Permit or other agreement, the economic rights and benefits so received shall constitute a Purchased Asset, and the liabilities and obligations, if any, related to such economic rights and benefits under such Assigned Contract, Permit or other agreement shall constitute an Assumed Liability of Buyer. To the extent Buyer is unable to receive any economic rights and benefits under an Assigned Contract, Permit or other agreement, then Buyer shall not assume any liabilities or obligations under such Assigned Contract, Permit or other agreement and such Assigned Contract, Permit or other agreement shall constitute a Retained Liability; provided that as and to the extent that Buyer is subsequently able to receive any such economic rights and benefits that it previously was unable to receive, then Buyer shall at such time assume the related liabilities and obligations not previously assumed. To the extent Buyer is able to receive some but not all of the economic rights and benefits under an Assigned Contract, Permit or other agreement, (i) that portion of the economic rights and benefits so received shall constitute a Purchased Asset and the liabilities and obligations, related to such portion of the economic rights and benefits shall constitute an Assumed Liability of Buyer, and (ii) as to that portion of the economic rights and benefits which Buyer is not able to receive, Buyer shall not assume any of the related liabilities or obligations under such Assigned Contract, Permit or other agreement and such Assigned Contract, Permit or other agreement shall constitute a Retained Liability to the extent of the liabilities and obligations not assumed by Buyer.

(b) To the extent permitted and to the extent otherwise permissible in light of any required consent, approval, waiver or authorization, Buyer shall be entitled to, and shall be responsible for, the management of any Assigned Contract not yet transferred to it as a result of this Section 2.05 and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto.

(c) If and when the consents, approvals, legal impediments, waivers or authorizations, the absence of which caused the deferral of transfer of any Assigned Contract, Permit or other agreement pursuant to this Section 2.05, are obtained or removed, as the case may be, the transfer of the applicable Assigned Contract, Permit or other agreement to Buyer shall automatically and without further action be effected in accordance with the terms of this Agreement.

(d) Seller shall be responsible for the payment of all third party transfer fees and other commercially reasonable costs, fees and expenses, if any, necessary to secure any third person consents or otherwise effect the transfer of any Assigned Contract, Permit or other agreement pursuant to this Section 2.05; provided however, that Seller shall not be obligated (x) to pay any costs, fees or expenses to the extent they do not relate to the receipt of a third party consent or the effecting of a transfer (e.g. payments relating to term extensions or the modification of any terms of any Assigned Contract), (y) to pay or assume any costs or expenses of Buyer or its counsel incurred in furtherance of Buyer’s obligations hereunder or any costs or expense resulting from Buyer’s failure to honor its obligations under this Agreement, or (z) to provide any form of bank guarantee, parent company guaranty, bond, letter of credit or other credit support or enhancement to secure any third person consent or otherwise effect the transfer of any Assigned Contract, Permit or other agreement pursuant to this Section 2.05. Buyer agrees to reimburse Seller at Closing (and as to any third person consents obtained after Closing within 5 Business Days following presentation of the third person consent and a statement of the fees incurred) for one-half of the fees, costs and expenses (other than the fees and expenses of Seller’s counsel) incurred by Seller under this Section 2.05(d) to secure any third person consents or otherwise effect the transfer of any Assigned Contract, Permit or other agreement pursuant to this Section 2.05.

(e) The parties hereto further agree that, (i) to the extent that Buyer is able to receive the economic rights and benefits under any Assigned Contract, Permit or other agreement referred to in this Section 2.05, such Delayed Transfer Contract shall be treated for all income Tax purposes as an asset of Buyer and (ii) neither Buyer nor Seller shall take, and each of Buyer and Seller shall prevent any of their respective Affiliates from taking, any position inconsistent with such treatment for any income Tax purposes (unless required by a change in applicable income Tax law or a good faith resolution of a contest).

Section 2.06. Purchase Price; Allocation of Purchase Price.

(a) The purchase price (the “Purchase Price”) for the Purchased Assets shall be the sum of (i) the Adjusted Cash Amount (of which $9,300,000 represents the purchase price for the Collins/T&M Shares), (ii) the Inventory Value, (iii) the Turnaround Expenditure Amount, (iv) the Accrued Vacation Adjustment (which amount may be positive or negative), and (v) the negation of the Retiree Medical Adjustment Amount. The Purchase Price shall be paid as provided in Section 2.07 and shall be subject to adjustment as provided in Section 2.08, Section 2.09 and Section 12.04.

(b) As promptly as practicable, but not later than 90 days after the Closing, Buyer and Seller shall exchange their respective schedules allocating the Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code) among the Purchased Assets (other than the Collins / T&M Shares, for which the purchase price is as set forth in Section 2.06(a)) in accordance with Section 1060 of the Code (as to each of Buyer and Seller, the “Allocation”). Buyer and Seller will make reasonable efforts to agree their respective Allocations for purposes of the preparation, filing and audit of any Tax return (including the filing for Form 8594); provided, however, nothing in this Agreement shall require Buyer and Seller to agree to a common Allocation.

(c) Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

Section 2.07. Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than five (5) Business Days, after satisfaction of the conditions set forth in Article 11 (other than conditions that by their nature are to be (and will be) satisfied at Closing), or at such other time or place as Buyer and Seller may agree. The Closing shall be deemed to be effective as of 11:59:59 p.m. Central time on the Closing Date. At the Closing:

(a) Buyer shall deliver or cause to be delivered to Seller (and/or one or more Subsidiaries of Seller as directed by Seller, provided that the purchase price for the Collins / T&M Shares referred to in Section 2.06(a) shall be delivered to Murphy Ventures Corporation) and provided further that Buyer shall cause the Estimated Inventory Value to be paid directly by VMSC to Seller:

(i) an amount in cash equal to the sum of (A) the Cash Amount as adjusted by the Estimated Closing Proration Adjustment Amount, (B) the Estimated Inventory Value (which Buyer shall cause to be paid by VMSC), (C) Seller’s good faith estimate of the Turnaround Expenditure Amount (the “Estimated Turnaround Expenditure Amount” (which good faith estimate will be delivered by Seller to Buyer no later than five (5)

Business Days prior to Closing), (D) Seller’s good faith estimate of the Accrued Vacation Adjustment (the “Estimated Accrued Vacation Adjustment”) (which may be a positive or a negative number and which good faith estimate will be delivered by Seller to Buyer no later than five (5) Business Days prior to Closing), (E) the negation of Seller’s good faith estimate of the Retiree Medical Adjustment (the “Estimated Retiree Medical Adjustment”) (which good faith estimate will be delivered by Seller to Buyer no later than five (5) Business Days prior to Closing) and (F) if applicable, the Initial Hydrocarbon Inventory Tax Amount (which Buyer shall cause to be paid by VMSC) in immediately available funds by wire transfer to such account(s) of Seller and/or its Subsidiaries as designated by Seller, by written notice to Buyer, not later than two (2) Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller and/or the applicable Subsidiaries in such amount).

(ii) a duly executed Act of Sale;

(iii) a duly executed Assignment and Assumption Agreement and Bill of Sale; provided that if a Business Contractor or other contract party to an Assigned Contract requires evidence that such Assigned Contract has been assigned under the Assignment and Assumption Agreement and Bill of Sale, Seller and Buyer agree to execute a separate Assignment and Assumption Agreement and Bill of Sale which specifically reflects the Assigned Contract or cooperate with each other to deliver the Business Contractor or other contract party to an Assigned Contract other evidence to reflect the assignment of the specific Assigned Contract.

(iv) a duly executed Assignment and Assumption Agreement and Bill of Sale relating solely to the Hydrocarbon Inventory to be purchased hereunder by VMSC (the “Hydrocarbon Bill of Sale”);

(v) the certificate referred to in Section 11.03(a);

(vi) copies of any third party consents and authorizations obtained by Buyer pursuant to this Agreement;

(vii) the duly executed Other Agreements;

(viii) a certificate of incumbency of the signatory officers of Buyer;

(ix) a certificate as to the good standing of Buyer issued by the Secretary of State of Delaware;

(x) resolutions of Buyer authorizing the execution of this Agreement and the Other Agreements to which Buyer is a party and the consummation of the transactions contemplated under this Agreement and the Other Agreements to which Buyer is a party (to the extent required by Buyer’s organizational documents), in each case certified by the Secretary or other executive officer of Buyer as being correct and complete and then in full force and effect; and

(xi) any other agreements, documents, instruments and writings required to be delivered by Buyer to Seller at or prior to the Closing pursuant to this Agreement.

(b) Seller and/or its Subsidiaries shall deliver, or cause to be delivered, to Buyer:

(i) a duly executed Act of Sale;

(ii) a duly executed Assignment and Assumption Agreement and Bill of Sale;

(iii) a duly executed Hydrocarbon Bill of Sale;

(iv) copies of any third party consents and authorizations obtained by Seller pursuant to this Agreement;

(v) the certificate referred to in Section 11.02(a);

(vi) the duly executed Other Agreements;

(vii) a non-foreign affidavit certifying the fact that Seller is not a “Foreign Person” as that term is defined under Section 1445(b)(2) of the Code in the form required by Treasury regulations promulgated under Section 1445 of the Code;

(viii) a certificate of incumbency of the signatory officers of Seller;

(ix) a certificate as to the good standing of Seller issued by the Secretary of State of Delaware;

(x) resolutions of Seller authorizing the execution of this Agreement and the Other Agreements to which Seller is a party and the consummation of the transactions contemplated under this Agreement and the Other Agreements to which Seller is a party, in each case certified by the Secretary or other executive officer of Seller as being correct and complete and then in full force and effect;

(xi) stock certificates or membership certificates (to the extent Seller or its Subsidiaries membership interest in LOOP is certificated for the Included Meraux Equity Interests), duly endorsed to Buyer or accompanied by duly executed stock powers, with all required stock transfer tax stamps affixed thereto; and

(xii) any other agreements, documents, instruments and writings required to be delivered by Seller to Buyer at or prior to the Closing pursuant to this Agreement.

Section 2.08. Hydrocarbon Inventory and Adjustment. (a) No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate of Seller setting forth Seller’s good faith estimate of the Inventory Value (the “Estimated Inventory Value”) as it will be determined in accordance with the procedures set forth in this Section 2.08 and Exhibit B-1 and Exhibit B-2 of this Agreement. Such certificate shall include Seller’s calculations used to determine the Estimated Inventory Value, which shall be provided in an

Excel spreadsheet. Notwithstanding anything herein to the contrary, Unit and Pipework Fill (as that term is defined in Exhibit B-1) and Excess BS&W shall be included as part of the Purchased Assets but shall not be valued or included in the Inventory Value. The certificate shall also set forth Seller’s estimates of the ownership, types, characteristics and volumes, on a tank, trunk, pipeline or other location basis, of all Hydrocarbon Inventory.

(b) An inventory committee (the “Inventory Committee”) consisting of one representative of each of Seller and Buyer shall be established to oversee the physical inventory measurement of the Hydrocarbon Inventory pursuant to the procedures set forth in Exhibit B-1. As soon as practical after the Execution Date, Buyer and Seller shall each designate its Inventory Committee representative and the representatives shall engage a mutually agreeable independent inspector (the “Field Inspector”). The Field Inspector shall measure the Refinery Hydrocarbon Inventory (as that term is defined in Exhibit B-1), including volumes of BS&W as of Closing (except that any Facilities Mid-Delivery Shipment will be measured in accordance with Exhibit B-1) at the respective locations of the Refinery Hydrocarbon Inventory on the Closing Date and notwithstanding anything herein to the contrary, (i) the volumes of all In Bound/Out Bound Inventory shall be determined as set forth on Exhibit B-1 and shall not be measured by the Field Inspector or included in the Field Inspector Report, and (ii) the crude tank composition percentages shall be determined as set forth on Exhibit B-1 and will not be measured by the Field Inspector or included in the Field Inspector Report (the amounts referred to in clauses (i) and (ii), the “Other Amounts”). With respect to the Hydrocarbon Inventory measured by the Field Inspector, such Hydrocarbon Inventory shall be measured in accordance with the procedures set forth in Exhibit B-l. Buyer shall not take or permit to be taken any actions that would reduce the level of Hydrocarbon Inventory between the time of the Closing and such time that the Field Inspector completes its measurement procedures unless Buyer and Seller mutually agree upon adjustments and/or procedures to appropriately account for any such reduction. Promptly upon appointment of the Field Inspector, Seller shall provide Buyer and the Field Inspector with all information relating to the Hydrocarbon Inventory, including tank and product types, which is necessary to design and carry out an effective physical inventory in the manner set forth in Exhibit B-1. The Inventory Committee shall use this information to develop a mutually agreed upon gauging and sampling schedule by location and tank (the “Inventory Schedule”). The Inventory Schedule shall be approved by the Inventory Committee no later than five (5) Business Days prior to Closing.

(c) The Field Inspector shall issue a written report (the “Field Inspector Report”) to Buyer and Seller within 10 Business Days after the Closing Date setting forth the volumes (which shall be temperature, API gravity, BS&W and pressure corrected) and qualitative laboratory results of the Refinery Hydrocarbon Inventory as of the Closing (except that any Facilities Mid-Delivery Shipment will be measured in accordance with Exhibit B-1) and reasonable detail regarding the calculation thereof. During a fifteen (15) day review period following receipt by Buyer and Seller of the Field Inspector Report, either Buyer or Seller may question the calculations and/or laboratory results set forth therein (to the extent such Hydrocarbon Inventory is measured by the Field Inspector in accordance with Exhibit B-1) and the members of the Inventory Committee shall resolve any outstanding quantity and quality disputes; provided that (i) to the extent the members of the Inventory Committee are unable to resolve any dispute as to quantity, such dispute shall be submitted to the Field Inspector who, within 5 Business Days of receipt, shall make a determination with respect to such dispute, which determination shall be final and binding on Buyer and Seller and (ii) to the extent the members of the Inventory Committee are unable to resolve any dispute as to quality, such dispute shall be submitted to an appropriate specialist, jointly retained by Buyer and Seller who shall make a determination with respect to such dispute within 10 Business Days of receipt in accordance with the procedures set forth in Section 2.13, which determination shall be final and binding on Buyer and Seller and shall be incorporated into and form a part of the Field Inspector Report. At the end of such review period and following resolution of all quantity and quality disputes (subject to the proviso in the preceding sentence), the quantity and quality entries set forth in the adjusted Field Inspector Report for the Refinery Hydrocarbon Inventory will be deemed to be final and binding on Buyer and Seller. Except as otherwise specifically provided, the fees and expenses of the Field Inspector shall be borne equally by Seller and Buyer.

(d) As promptly as practicable, but in any event no later than 20 days following receipt of the final Field Inspector Report, Seller shall cause to be prepared and delivered to Buyer a statement, together with supporting calculations and information (the “Inventory Statement”), setting forth the Other Amounts and (based on the amounts in the final Field Inspector Report and the Other Amounts) the value of the Hydrocarbon Inventory (the “Inventory Value”), which value shall be determined in accordance with the procedures set forth in Exhibit B-2. No later than 30 days following its receipt of the Inventory Statement Buyer shall give Seller notice of (A) its acceptance of the Inventory Statement or (B) specific and reasonably detailed objections to the valuation (but not the volumes) set forth in the Inventory Statement (and Buyer shall be deemed to have agreed with all matters set forth in the Inventory Statement that are not objected to). If Buyer fails to give such notice before the end of such 30 day period, the Inventory Statement will be deemed final and binding upon Buyer and Seller. If Buyer gives such notice to Seller of Buyer’s objection within such 30 days, and Buyer and Seller are unable to resolve the issues in dispute within 10 days after delivery of such notice of objection, each of Buyer’s and Seller’s positions on the remaining items in dispute with respect to the computation of the Inventory Value will be submitted to an independent and qualified party mutually selected by Buyer and Seller (the “Inspector”) such as an accounting firm or independent inspector, for final resolution in accordance with the procedures set forth in Section 2.13.

(e) If the Inventory Value (as finally determined pursuant to this Section 2.08) minus the Estimated Inventory Value (such difference, the “Inventory Balance”) is greater than zero, Buyer shall pay to Seller, without offset or deduction, an amount equal to the Inventory Balance by wire transfer of immediately available funds to such account or accounts of Seller or its Subsidiaries as may be designated by Seller. If the amount of the Inventory Balance is less than zero, then Seller shall pay, or cause to be paid, to Buyer, without offset or deduction, an amount equal to the absolute value of the Inventory Balance by wire transfer of immediately available funds to such account or accounts of Buyer as may be designated by Buyer. Any payment pursuant to this Section 2.08(e) shall be made within five Business Days after the Inventory Value has been finally determined and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment; provided that any payment that has not been made within such five Business Day period shall accrue interest at a rate per annum equal to 15% for the period beginning on the last day of such five-Business Day period to but excluding the date of payment (or, if such rate exceeds the maximum rate permitted by Applicable Law, at the maximum rate per annum permitted by Applicable Law). Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

(f) Each party agrees that, following the Closing, it shall not take any actions with respect to the accounting books, records, policies and procedures of itself or its Affiliates that would obstruct or prevent the preparation of the Inventory Statement as provided in this Section 2.08. From the Closing through the final determination of the Inventory Value in accordance with this Section 2.08, Seller and Buyer shall provide one another with reasonable access at all reasonable times to the personnel, properties, and books and records of the applicable refinery for purposes of determining the Inventory Value, including permitting Buyer and Seller and their respective advisors to participate in the taking of the physical inventory.

(g) Except as expressly set forth in Section 2.08(c), 2.08(d) or Section 2.13, Buyer and Seller shall each bear its own expenses incurred in connection with the preparation and review of the Inventory Statement.

Section 2.09. Additional Adjustments. (a) Except as provided in Section 8.01(c) hereof, Buyer and Seller agree that the items listed in Section 2.09(a)(i)-Section 2.09(a)(vii) (but excluding any income Taxes and without duplication) and relating to the Business or operation of the Purchased Assets shall be prorated as of the Closing, with the Seller liable to the extent such items relate to any time period prior to the Closing, and the Buyer liable to the extent such items relate to periods on (including those items arising as a result of the consummation of the transactions contemplated by this Agreement) or after the Closing (in each case, measured in the same units used to compute the item in question, or otherwise measured by calendar days), and, in accordance with Section 2.09(b), the Cash Amount shall be increased by the amount of Petty Cash and by the pro-rated amount of all such payments made by Seller and its Subsidiaries prior to the Closing but that are attributable to periods on or after the Closing and the Cash Amount shall be decreased by the pro-rated amount of all such payments to be made by Buyer subsequent to the Closing but that are attributable to periods prior to the Closing:

(i) personal property, real estate and occupancy Taxes, assessments and other similar charges, including those of the type that could give rise to a Permitted Lien or are payable in installments of which any installment is due and payable, if any, on or with respect to the Business or operation of the Purchased Assets; provided that the proration of Taxes referred to in this Section 2.09(a)(i) shall be made in accordance with Article 8;

(ii) rent, Taxes and all other items (including prepaid services or goods not included in Hydrocarbon Inventory) payable by or to the Seller or its Subsidiaries under any Assigned Contracts;

(iii) any permit fees, license fees, registration fees or other similar fees with respect to any Business Permits;

(iv) sewer rents and charges for water, telephone, electricity and other utilities;

(v) other fees or charges imposed by any Governmental Authority; and

(vi) the Prepayments (other than those set forth on Section 2.09(a)(vi) of the Seller Disclosure Schedule), it being understood that for purposes of this Section 2.09(a)(vi), any deposit or similar payment securing a performance obligation will be deemed to be a Prepayment that relates to periods after the Closing Date regardless of actual timing of the performance obligation;

(vii) payments under the Assigned Contracts; provided that if Seller or any of its Subsidiaries or Buyer or any of its Affiliates makes any payment to a third party pursuant to any Assigned Contract and (A) such payment is made in respect of work performed, services provided or goods delivered during a period of time that includes the Closing or (B) the Closing occurs between the making of such payment and the performance of the work or services or delivery of goods, the Buyer and Seller will allocate the burden of such payment in a manner that reflects the relative benefit of such work performed, services provided or goods delivered to each party;

For the avoidance of doubt, the parties agree that for purposes of determining the pro-rations pursuant to this Section 2.09(a), the Closing Date will be included in the time period for which Seller is responsible, except to the extent the relevant matter arises as a result of the consummation of the transactions contemplated by this Agreement.

(b) At Closing, the Cash Amount shall be increased or decreased (as applicable) by an amount equal to Seller’s good faith estimate of the amount of Petty Cash and the prorations referred to in Section 2.09(a) (such estimate, the “Estimated Closing Proration Adjustment Amount”), and a further adjustment to account for the difference between the estimated amounts and the actual amounts (the “Post-Closing Proration Adjustment Amount”) shall be made after the Closing by mutual agreement of Seller and Buyer within 45 days after the Closing Date (or 120 days of the Closing Date, in the case of prorations referred to in Section 2.09(a)(i)) and no further adjustment payment in respect thereof shall be made thereafter. The prorations relating to a time period shall be based on the number of days in a year or other appropriate period (i) through and including the Closing Date and (ii) after the Closing Date. The Seller and the Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to Section 2.09(a) and this Section 2.09(b). If Seller and Buyer are not able to mutually agree on a Post-Closing Proration Adjustment Amount within the periods specified above, Buyer and Seller shall jointly retain an accounting referee (the “Accounting Referee”) to resolve the dispute in accordance with the procedures set forth in Section 2.13. Any post-Closing payment pursuant to this Section 2.09(b) shall be made within 5 Business Days after the Post-Closing Proration Adjustment Amount has been finally determined, whether by mutual agreement or dispute resolution (the “Post-Closing Adjustment Date”), and shall bear interest from and including the Post-Closing Adjustment Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment; provided that any payment that has not been made within such 5 Business Days period shall accrue interest at a rate per annum equal to 15% for the period beginning on the last day of such 5 Business Days period to but excluding the date of payment

(or, if such rate exceeds the maximum rate permitted by Applicable Law, at the maximum rate per annum permitted by Applicable Law). Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.10. Turnaround Expenditure Amount. (a) The Parties acknowledge that Seller has scheduled a turnaround of the Refinery pursuant to the scope set forth on Section 2.10 of the Seller Disclosure Schedule (the “Refinery Turnaround”) in the first quarter of 2012; provided that Seller may elect to delay the Refinery Turnaround so long as at the time of such election, Seller has reasonably concluded that such delay will not (i) violate any Applicable Law, (ii) result in a material health or safety violation at the Refinery or (iii) result in a material environmental release or spill at the Refinery. In connection with the Refinery Turnaround, Seller may incur certain third party expenditures (the “Turnaround Expenditures”) between the Execution Date and the Closing Date, including the expenditures described in Section 2.10 of the Seller Disclosure Schedule to the extent incurred between the Execution Date and the Closing Date. The Purchase Price will be adjusted for an amount equal to fifty percent 50% of the Turnaround Expenditures (the “Turnaround Expenditure Amount”) in accordance with Section 2.06(a). Promptly following the Closing, but in no event later than 45 days thereafter, Seller shall provide Buyer with a statement setting forth its determination of the Turnaround Expenditure Amount together with reasonable supporting calculations and information. Seller shall give Buyer and its advisors reasonable access to the books and records for the purpose of verifying the Turnaround Expenditures and the Turnaround Expenditure Amount. Buyer shall be deemed to have agreed with the amount set forth on such statement unless Buyer notifies Seller in writing of its disagreement within 30 days of Buyer’s receipt of such statement. If Buyer so notifies Seller, Seller and Buyer shall work in good faith to resolve any such disagreement as promptly as practicable, but in any event within 10 days of such notification. If Seller and Buyer are not able to mutually agree on a determination of the Turnaround Expenditure Amount within the period specified above, Buyer and Seller shall jointly retain an Accounting Referee to resolve the dispute in accordance with the procedures set forth in Section 2.13. If the Final Turnaround Expenditure Amount exceeds the Estimated Turnaround Expenditure Amount, Buyer shall pay to Seller, without offset or deduction, the amount of such excess to such account or accounts as may be designated by Seller. If the Estimated Turnaround Expenditure Amount exceeds the Final Turnaround Expenditure Amount, Seller shall pay to Buyer, without offset or deduction, the amount of such excess to such account or accounts as may be designated by Buyer. As used herein, “Final Turnaround Expenditure Amount” means the amount set forth on the statement delivered by Seller pursuant to this Section 2.10(a) (if Buyer does not notify Seller of a disagreement as set forth herein) or the Turnaround Expenditure Amount as mutually agreed or finally determined pursuant to dispute resolution by Seller and Buyer.

(b) Any payment pursuant to this Section 2.10 shall be made within 5 Business Days after the Final Turnaround Expenditure Amount has been determined and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment; provided that any payment that has not been made within such 5 Business Day period shall accrue interest at a rate per annum equal to 15% for the period beginning on the last day of such 5 Business Day period to but excluding the date of payment (or, if such rate exceeds the maximum rate permitted by Applicable Law, at the maximum rate per annum permitted by Applicable Law). Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.11. Accrued Vacation Adjustment.

(a) Promptly following the Closing, but in no event later than 45 days thereafter, Seller shall provide Buyer with a statement setting forth its determination of the Accrued Vacation Adjustment (which may be a positive or negative number) together with reasonable supporting calculations and information. Seller shall give Buyer and its advisors reasonable access to the books and records for the purpose of verifying the Accrued Vacation Adjustment. Buyer shall be deemed to have agreed with the amount set forth on such statement unless Buyer notifies Seller in writing of its disagreement within 30 days of Buyer’s receipt of such statement. If Buyer so notifies Seller, Seller and Buyer shall work in good faith to resolve any such disagreement as promptly as practicable, but in any event within 10 days of such notification. If Seller and Buyer are not able to mutually agree on a determination of the Accrued Vacation Adjustment within the period specified above, Buyer and Seller shall jointly retain an Accounting Referee to resolve the dispute in accordance with the procedures set forth in Section 2.13. If the Final Accrued Vacation Amount is different than the Estimated Accrued Vacation Amount, and therefore if the Final Accrued Vacation Amount had been used to calculate the payment under Section 2.07(a)(i) (the “Section 2.07 Payment”) a different Section 2.07 Payment would have resulted as compared to the one that was in fact paid (the difference between the two, the “Section 2.07 Differential”), then the following will apply: (x) if the Section 2.07 Differential would have resulted in a higher Section 2.07 Payment, then Buyer shall pay to Seller, without offset or deduction, the amount of the Section 2.07 Differential to such account or accounts as may be designated by Seller and (y) if the Section 2.07 Differential would have resulted in a lower Section 2.07 Payment, then Seller shall pay to Buyer, without offset or deduction, the amount of the Section 2.07 Differential to such account or accounts as may be designated by Buyer. As used herein, “Final Accrued Vacation Adjustment” means the amount set forth on the statement delivered by Seller pursuant to this Section 2.11(a) (if Buyer does not notify Seller of a disagreement as set forth herein) or the Accrued Vacation Adjustment as mutually agreed or finally determined pursuant to dispute resolution by Seller and Buyer.

(b) Any payment pursuant to this Section 2.11 shall be made within 5 Business Days after the Final Accrued Vacation Adjustment has been determined and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment; provided that any payment that has not been made within such 5 Business Day period shall accrue interest at a rate per annum equal to 15% for the period beginning on the last day of such 5 Business Day period to but excluding the date of payment (or, if such rate exceeds the maximum rate permitted by Applicable Law, at the maximum rate per annum permitted by Applicable Law). Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.12. Retiree Medical Adjustment Amount.

(a) Promptly following the Closing, but in no event later than 45 days thereafter, Seller shall provide Buyer with a statement setting forth its determination of the Retiree Medical Adjustment Amount together with reasonable supporting calculations and information. Seller shall give Buyer and its advisors reasonable access to the books and records for the purpose of verifying the Retiree Medical Adjustment Amount. Buyer shall be deemed to have agreed with the amount set forth on such statement unless Buyer notifies Seller in writing of its disagreement within 30 days of Buyer’s receipt of such statement. If Buyer so notifies Seller, Seller and Buyer shall work in good faith to resolve any such disagreement as promptly as practicable, but in any event within 10 days of such notification. If Seller and Buyer are not able to mutually agree on a determination of the Retiree Medical Adjustment Amount within the period specified above, Buyer and Seller shall jointly retain an actuarial referee (the “Actuarial Referee”) to resolve the dispute in accordance with the procedures set forth in Section 2.13. If the Final Retiree Medical Adjustment Amount exceeds the Estimated Retiree Medical Adjustment Amount, Seller shall pay to Buyer, without offset or deduction, the amount of such excess to such account or accounts as may be designated by Seller. If the Estimated Retiree Medical Adjustment Amount exceeds the Final Retiree Medical Adjustment Amount, Buyer shall pay to Seller, without offset or deduction, the amount of such excess to such account or accounts as may be designated by Buyer. As used herein, “Final Retiree Medical Adjustment Amount” means the amount set forth on the statement delivered by Seller pursuant to this Section 2.12(a) (if Buyer does not notify Seller of a disagreement as set forth herein) or the Retiree Medical Adjustment Amount as mutually agreed or finally determined pursuant to dispute resolution by Seller and Buyer.

(b) Any payment pursuant to this Section 2.12 shall be made within 5 Business Days after the Final Retiree Medical Adjustment Amount has been determined and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Interest Rate in effect from time to time during the period from the Closing Date to the date of payment; provided that any payment that has not been made within such 5 Business Day period shall accrue interest at a rate per annum equal to 15% for the period beginning on the last day of such 5 Business Day period to but excluding the date of payment (or, if such rate exceeds the maximum rate permitted by Applicable Law, at the maximum rate per annum permitted by Applicable Law). Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.13. Dispute Resolution. In the case of any dispute submitted to an Accounting Referee, Actuary Referee or an Inspector pursuant to this Agreement, (i) the Inspector, Actuary Referee or Accounting Referee, as applicable, shall only consider those items as to which Buyer and Seller disagree, (ii) each party will furnish to the Inspector, Actuary Referee or Accounting Referee, as applicable, such work papers and other documents and information relating to the disputed issues as the Inspector, Actuary Referee or Accounting Referee, as applicable, may request and are available to such party, and will be afforded the opportunity to present to the Inspector, Actuary Referee or Accounting Referee, as applicable, any material relating to such issues and to discuss the same with the Inspector, Actuary Referee or Accounting Referee, as applicable, (iii) the Inspector’s, Actuary Referee’s or Accounting Referee’s determination or computation of the applicable final amount or value shall be binding and conclusive on Buyer and Seller and will be deemed to be final (provided that with respect to each item in dispute, the Inspector’s, Actuary Referee’s or Accounting Referee’s determination or computation of the applicable final amount or value shall be within the bounds of the applicable amount or value submitted by Buyer, on the one hand, and Seller, on the other hand, with respect to such item) and judgment thereupon may be entered in any court having jurisdiction over the party against which the same is sought to be enforced and (iv) the fees and expenses of the Inspector, Actuary Referee or Accounting Referee, as applicable, for such determination will be borne by the Buyer, on the one hand, and the Seller, on the other hand, in the same proportion that the dollar amount of disputed items lost by the Buyer, on the one hand, or the Seller, on the other hand, bears to the total dollar amount in dispute that is resolved by the Inspector, Actuary Referee or Accounting Referee, as applicable.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer that the following statements are true and correct as of the Execution Date that:

Section 3.01. Corporate Existence and Power. Each of Seller and each Subsidiary that is transferring any Purchased Assets hereunder is an entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization and has all corporate or other powers required to carry on its business as currently conducted. Each of Seller and each Subsidiary that is transferring any Purchased Assets hereunder is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act; (b) compliance with the matters set forth on Section 3.03 of the Seller Disclosure Schedule; (c) compliance with any applicable requirements of the 1934 Act and (d) such action or filing as to which the failure to make or obtain would not reasonably be expected to be material to the Business or the Purchased Assets.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws or equivalent organizational documents of Seller or any Subsidiary of Seller that is transferring any Purchased Assets hereunder, (b) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (c) except for the consents set forth in Section 3.04 of the Seller Disclosure Schedule, require any consent, approval or other action under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Business to which Seller or any Subsidiary of Seller that is transferring any Purchased Assets hereunder is entitled under any provision of any agreement, including the Material Contracts, or other instrument binding upon Seller or such Subsidiary or (d) result in the creation or imposition of any Lien on any Purchased Asset with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05. Financial Statements. Attached as Section 3.05 of the Seller Disclosure Schedule is a copy of (i) a statement of charges and yields of the Business for the years ending December 31, 2009 and December 31, 2010, and the five months ending on May 31, 2011; and (ii) a statement of the Local Operating Expenses and Local Capital Expenditures related exclusively to the Business (excluding the Included Meraux Equity Interests), excluding, in each case, any corporate overhead allocation, for the years ended December 31, 2009 and December 31, 2010 and the five months ending on May 31, 2011 (collectively, the “Business Financial Statements”). The Business Financial Statements present fairly in all material respects the (i) charges and yields and (ii) Local Operating Expenses and Local Capital Expenditures, excluding, in each case, any corporate overhead allocation, of the Business (excluding the Included Meraux Equity Interests) for the relevant periods of such statements.

Section 3.06. Absence of Certain Changes. (a) Since June 30, 2011, the Business has in all material respects been conducted in the ordinary course consistent with past practices and there has not been any:

(i) event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(ii) incurrence, assumption or guarantee of any indebtedness for borrowed money except (A) unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice or (B) any indebtedness to be retained by Seller as Retained Liabilities;

(b) From June 30, 2011 until the Execution Date, there has not been any action taken by Seller or its Subsidiaries that, if taken during the period from the Execution Date through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01(a), Section 5.01(b), or (to the extent relating to any of the foregoing Sections) Section 5.01(h).

Section 3.07. Material Contracts. (a) Except as set forth on Section 3.07(a) of the Seller Disclosure Schedule, as of the Execution Date neither Seller nor any of its Subsidiaries is a party to or bound by any of the following relating exclusively to the Business:

(i) any lease of personal property providing for annual rentals of $500,000 or more that cannot be terminated on not more than 30 days’ notice without payment by Seller or any of its Subsidiaries of any penalty;

(ii) any Purchase Agreements (other than spot market contracts entered into by Seller or any Subsidiary of Seller on market-based terms for the purchase or transportation of crude oil or other feedstocks) providing for either (A) annual payments by Seller or any of its Subsidiaries of $1,000,000 or more or (B) aggregate payments by Seller or any of its Subsidiaries of $3,000,000 or more, in each case other than any Purchase Agreement (1) that can be terminated on not more than 30 days’ notice without payment by Seller or any of its Subsidiaries of any penalty or (2) with respect to which no delivery or payment obligations remain outstanding;

(iii) any Supply Agreements (other than spot market contracts entered into by Seller or any Subsidiary of Seller on market-based terms for the sale or transportation of refined products and byproducts) that provides for annual payments to Seller or any of its Subsidiaries of $1,000,000 or more or aggregate payments to Seller or any of its Subsidiaries of $3,000,000 or more, in each case other than any Supply Agreement (A) that can be terminated on not more than 30 days’ notice without payment by Seller or any of its Subsidiaries of any penalty or (B) with respect to which no delivery or payment obligations remain outstanding;

(iv) any partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which any material obligations of Seller or its Subsidiaries remain outstanding;

(vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $500,000.

(vii) any agreement that materially limits the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any Person or in any area;

(viii) other than Refinery Real Property Leases, Purchase Agreements and Supply Agreements, any other agreement, commitment or arrangement not otherwise referred to in Sections 3.07(a)(i)-(vii) (whether or not in excess of the dollar thresholds set forth in such sections) that has a term greater than one year and requires payments in excess of $500,000 per contract year or aggregate payments in excess of $1,000,000 (in each case other than such agreements (A) that can be terminated on not more than 60 days’ notice without payment by Seller or any of its Subsidiaries of any penalty or (B) with respect to which no delivery or payment obligations remain outstanding);

(ix) any collective bargaining contract or other contract, agreement or arrangement with a labor union;

(x) any material agreement with a Business Contractor;

(xi) any material agreement with any Governmental Authority (excluding any Permits); and

(xii) any offer letters with Business Employees.

(b) Except as set forth on Section 3.07(b) of the Seller Disclosure Schedule and other than agreements (i) for the purchase or sale of any materials, supplies or goods on a spot market basis (on market-based terms) or (ii) with respect to which no delivery or payment obligations remain outstanding, as of the Execution Date neither Seller nor any of its Subsidiaries is a party to or bound by any material Intra-Company Agreement.

(c) Each agreement, commitment or arrangement required to be disclosed pursuant to Section 3.07(a) (each, a “Material Contract”) is a valid and binding agreement of Seller or one of its Subsidiaries and is in full force and effect, and none of Seller or any of its Subsidiaries or, to the Knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such Material Contract, except for any such failures to be valid and binding or in full force and effect, defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Section 3.07(c) of the Seller Disclosure Schedule, as of the Execution Date neither the Seller nor any of its Subsidiaries has received written notice of cancellation or termination of any Material Contract from any party thereto or written notice of any intent to do so. As of the Execution Date, to Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder, in all cases where the same would result in a Material Adverse Effect.

(d) Section 3.07(d) of the Seller Disclosure Schedule sets forth a list of each agreement, contract or other written instrument that is material to the Business and to which Seller or any of its Subsidiaries is a party and which is regularly used in connection with the ownership and operation of the Purchased Assets or the conduct of the Business, and that is to be retained by Seller or its Subsidiaries and not assigned to Buyer.

(e) Section 3.07(e) of the Seller Disclosure Schedule sets forth a list of each agreement, contract or other written instrument that is material to the Business and to which Seller or any of its Subsidiaries is a party and which is regularly used in connection with the ownership and operation of both the Business and the Excluded Business, other than the Excluded Contracts that are to be retained by Seller or its Subsidiaries and not assigned to Buyer.

Section 3.08. Litigation. As of the Execution Date, there is no action, suit, investigation or proceeding pending against, or to the Knowledge of Seller, threatened against, Seller or any of its Subsidiaries with respect to the Business before any arbitrator or any Governmental Authority or subject to any mediation which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 3.09. Compliance with Laws, Permits and Orders. Except with respect to Environmental Laws (which are covered by Section 3.16 hereof), neither Seller nor any of its Subsidiaries is in violation of any Applicable Law relating to the Purchased Assets or the conduct of the Business, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2011 and prior to the Execution Date, neither Seller nor any of its Subsidiaries have received any written notification from any applicable Governmental Authority that the Purchased Assets are not in compliance with any Applicable Law, and, to the Knowledge of Seller, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a failure of the Purchased Assets to comply with any Applicable Law, with such exceptions, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.10. Properties.

(a) Sections 2.01(a), 2.01(b) and 2.01(c) of the Seller Disclosure Schedule correctly identify all of the Refinery Land, Refinery Real Property Leases and appurtenant Refinery Easements used or held for use in the operation of the Business as currently conducted. The fixed asset registries listed on Section 3.10(a) of the Seller Disclosure Schedule under the heading “Fixed Asset Registries” which were delivered to Buyer in the project data room list the material fixed assets of the Business which are owned by Seller or its Subsidiaries, as of the dates indicated on Section 3.10(a) of the Seller Disclosure Schedule under the heading “Fixed Asset Registries” next to the applicable registry, excluding any assets owned by the ventures or entities the equity interests of which make up the Included Meraux Equity Interests.

(b) Seller or one of its Subsidiaries has good and marketable title to, or in the case of any Leased Refinery Real Property, has valid leasehold interests in, or in the case of any Refinery Easements, has valid interests in, all Refinery Real Estate Interests and the Office Properties free and clear of all Liens, other than the Permitted Liens. Seller or one of its Subsidiaries has good title to, leases or has the legal right to use all other Purchased Assets (that is, those Purchased Assets other than Refinery Real Estate Interests), or in the case of Seller’s contract rights, receive the benefits of such Purchased Assets, free and clear of all Liens except Permitted Liens, except for properties and assets sold in the ordinary course of business consistent with past practices or where the failure to have such good title or valid leasehold interest would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Owned Refinery Real Property identified in Section 2.01(a) of the Seller Disclosure Schedule as Parcel 2 of Tract 5 (“Parcel 2”) is contiguous to the other Owned Refinery Real Property and is located on the ground in the general area as depicted for Parcel 2 on the map prepared by SunCoast Land Services, Inc. as set forth on Section 3.10(b) of the Seller Disclosure Schedule (adopted as “Tract 8” on said map). No Purchased Asset is subject to any Lien, except:

(i) Liens disclosed on Section 3.10(b)(i) of the Seller Disclosure Schedule;

(ii) Liens for Taxes, assessments and similar charges that are not yet due or are being contested in good faith;

(iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith;

(iv) undetermined or inchoate liens or charges constituting or securing the payment of expenses which were incurred incidental to the conduct of the operations of the Business or the operation of the Purchased Assets if payment of the obligation secured thereby is not yet overdue or if the validity or amount thereof is being contested in good faith by Seller;

(v) Liens created by law or which arise from leases, easements, rights-of-way or other real property interests for compliance with the terms of such leases, easements, rights-of- way or other real property interests (including the payment of rental fees or other charges), provided that they do not materially interfere with, impair or impede the operation or value of the Business as currently conducted by Seller;

(vi) all reservations of record of minerals (without right of surface entry) in and under or that may be produced from any of the lands constituting part of the Refinery Real Estate Interests or on which any of the Purchased Assets are located;

(vii) all easements, rights-of-way and restrictive covenants of record;

(viii) all discrepancies in area, shortages in area, conflicts in boundary lines, encroachments or protrusions, overlapping of improvements or other state of facts that an accurate survey would show; provided that they do not materially interfere with, impede or impair the operation or value of the Business as currently conducted by the Seller;

(ix) any defect that has been cured by applicable statutes of limitations or statutes for prescription; provided the Title Company is willing to insure against any such defect;

(x) any defect affecting (or the termination or expiration of) any easement, right-of-way, leasehold interest, license or other real property interest which is replaced prior to Closing at Seller’s sole cost by an easement, right-of-way, leasehold interest, license or other real property interest constituting part of the Purchased Assets covering substantially the same rights to use the land or the portion thereof used by Seller or its Subsidiaries in connection with the operation of the Business or Facilities;

(xi) Liens consisting of (A) rights reserved to or vested in any Governmental Authority to control or regulate any of the Purchased Assets or the operations of the Business or Facilities, and (B) rights under Applicable Law, including any building or zoning ordinances, in each case that do not materially interfere with, impede or impair the operation or value of the Business, or the use of the Owned Refinery Real Property as currently conducted by Seller;

(xii) Liens under existing leases, licenses and similar agreements to the extent such constitute Assigned Contracts;

(xiii) acts done or suffered to be done by, and judgments against, Buyer or its Affiliates and those claiming by, through or under Buyer or its Affiliates;

(xiv) any agreement or contract entered into by the parties in accordance with the terms of this Agreement;

(xv) all matters of record as of the Execution Date, but excluding any monetary Liens, purchase options and rights of first refusal; or

(xvi) non-monetary Liens that do not materially interfere with, impede or impair the operation or value of the Refinery or the Business as conducted by Seller (clauses (i)-(xvi) of this Section 3.10(b) are, collectively, the “Permitted Liens”).

(c) Except for services provided pursuant to the Transition Services Agreement, the Purchased Assets and the rights provided to Buyer pursuant to Article 10 (subject to the limitations set forth therein) constitute all of the material rights, property and assets of Seller or its Subsidiaries necessary for the operation of the Business as currently conducted, subject to any limitations, disclosures or disclaimers expressly stated in this Agreement, and are generally adequate for the conduct of the Business as currently conducted. For the avoidance of doubt, the failure to obtain any consent, approval, waiver or authorization required in connection with any transfer or assignment to Buyer of a Purchased Asset shall not in and of itself constitute a breach of this Section 3.10(c) or any other representation or warranty in this Agreement.

(d) There are no assets, contracts, licenses or permits which are material to the Business that are used or held for use primarily but not exclusively in connection with the Business, except for those assets, contracts, licenses or permits set forth on Section 3.10(c) of the Seller Disclosure Schedule under the heading “Non-Exclusive Assets”. For the avoidance of doubt, all Refinery Real Estate Interests and all tangible Equipment and inventories located at the Facilities are used exclusively in the Business.

(e) Each of the Refinery Real Property Leases and Refinery Easements is a valid and binding agreement of Seller or one of its Subsidiaries and is in full force and effect, and none of Seller or any of its Subsidiaries or, to the Knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such Refinery Real Property Lease or Refinery Easement, except for any such failures to be valid and binding or in full force and effect, defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller has not received any written notice (i) for assessments for public improvements against any of the Refinery Real Estate Interests, or (ii) regarding any pending condemnation, eminent domain or similar proceeding affecting all or any portion of any of the Refinery Real Estate Interests.

Section 3.11. Intellectual Property. (a) Section 3.11(a) of the Seller Disclosure Schedule contains a list of all material Owned Intellectual Property Rights, including all registrations and applications for registration included in the Owned Intellectual Property Rights.

(b) Section 3.11(b) of the Seller Disclosure Schedule sets forth a list of all (i) agreements as to which Seller or any of its Subsidiaries is a party and pursuant to which any Person is authorized to use any material Licensed Intellectual Property Right, including all such agreements for processes which are used by Seller or its Subsidiaries in connection with the operation of the Refinery process units (the “Process Licenses”), and (ii) material Licensed Intellectual Property Rights that are not licensable or transferable without the consent of a third party.

(c) No Owned Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Seller or any of its Subsidiaries with respect to the Business or restricting the licensing thereof by Seller or any of its Subsidiaries to any Person, except for any judgment, injunction, order, decree or agreement which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the conduct of the Business, as currently conducted, does not infringe or otherwise violate the Intellectual Property Rights of any Person and (ii) to the Knowledge of Seller, no Person has infringed or otherwise violated any Owned Intellectual Property Right.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no demand, claim, action, notice of violation, legal proceeding or arbitration (each a “Claim”) has been asserted and is pending by any Person against Seller or any of its Subsidiaries challenging or questioning the use of any such Intellectual Property Right or the validity or effectiveness thereof, nor, to Seller’s Knowledge, is there any valid basis for the assertion of any of the foregoing.

(f) All fees, royalties and payments relating to the Licensed Intellectual Property Rights due and payable by Seller or any of its Subsidiaries as of the Execution Date have been paid, except for those fees, royalties, and payments the non-payment of which do not materially interfere, impair or impede the operation or value of the Business. All fees, royalties and payments relating to the Process Licenses due and payable by Seller or any of its Subsidiaries as of the Execution Date have been paid. Seller has fully paid up (as described below) Process Licenses for all active process units incorporating third party technology (other than such technology which is considered “open art”) and such paid-up Process Licenses authorize the operation of the process units at the highest throughput rates (measured on an annualized basis) achieved during any of the most recent five calendar years ending on or prior to the Closing Date.

Section 3.12. Insurance Coverage. Seller and/or its Subsidiaries maintain adequate insurance coverage in accordance with reasonable commercial standards, including material insurance policies and fidelity bonds, in each case in respect of the Purchased Assets and the business and operations of the Business and its employees.

Section 3.13. Finders’ Fees. Except for Goldman, Sachs & Co., whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.14. Employees; Labor Issues. (a) Section 3.14(a) of the Seller Disclosure Schedule sets forth a true and complete list, by internal employee number, of the titles, annual salaries and most recent annual bonus of (i) all Represented Employees as of the Execution Date; all Non-Represented Employees as of the Execution Date and (ii) all Business Employees of Seller or its Subsidiaries who as of the Execution Date are not actively at work, including those who are on inactive employee status or leave of absence, separately identifying those employees classified as Short-Term Inactive Employees and those employees classified as Long-Term Inactive Employees and the respective leave of absence beginning date.

(b) Other than the Collective Bargaining Agreement, there are no collective bargaining agreements or other labor agreements with any union, labor organization or employee association to which Seller or any of its Subsidiaries are a party covering any Business Employees. Section 3.14(b) of the Seller Disclosure Schedule sets forth each material memoranda or letter of understanding applicable to the Collective Bargaining Agreement. There are no employment agreements (other than the Collective Bargaining Agreement) governing the employment of any Business Employees. The Non-Represented Employees are employed at will. To the Knowledge of Seller, (i) there are no grievances pending pursuant to the Collective Bargaining Agreement nor are there any unfair labor practice charges or complaints pending before any agency having jurisdiction over any of the Business Employees and Seller has not received any notice that there are any union representation claims involving any of the Business Employees and (ii) there is no effort, activity or proceeding of any union, labor organization or employee association (or a representative thereof) to organize any Business Employees, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the Knowledge of Seller, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns or lockouts with respect to Business Employees, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) With respect to the ownership and operation of the Purchased Assets and the Business, Seller has complied with the WARN Act and it has no plans to undertake any action in the future that would trigger the WARN Act.

(d) To the Seller’s Knowledge, all individuals characterized and treated by the Seller as consultants or contractors are properly treated as independent contractors under all Applicable Laws pertaining to labor and employment and related to the ownership and operation of the Purchased Assets or the Business, except as would not be material to the Business.

(e) All wages, severance, commissions, incentive pay and bonuses earned and payable to Business Employees for services performed on or prior to the Execution Date have been paid in full or will be paid as soon as reasonably practicable hereafter and there are no outstanding agreements, understandings or commitments of Seller, except as provided in the Seller Plans, with respect to any wages, severance, commissions, incentive pay, bonuses or increases in compensation.

Section 3.15. Employee Benefit Plans. (a) Seller has made available to Buyer a list of and copies of each material written “employee benefit plan,” as defined in Section 3(3) of ERISA, each material written employment, severance or similar contract, plan, arrangement or policy and each other material written plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Seller or any of its ERISA Affiliates and covers any current or former Business Employee (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Buyer together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Seller Plans” and are identified in Section 3.15 of the Seller Disclosure Schedule.

(b) None of Seller, any ERISA Affiliate of Seller and any predecessor thereof, sponsors, maintains or contributes to, or has in the past 6 calendar years sponsored, maintained or contributed to, a Title IV Plan.

(c) None of Seller, any ERISA Affiliate and any predecessor thereof contributes to, or has in the past 6 calendar years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Seller Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and Seller is not aware of any reason why any such determination letter should be revoked or not be reissued. Seller has made available to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Seller Plan. Each Seller Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Seller Plan, except for instances of non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Seller has no current or projected material liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Business Employees, except as required to avoid excise tax under Section 4980B of the Code.

Section 3.16. Environmental Compliance. Except as disclosed on Sections 1.01(a) Part VI, 1.01(a) Part VII, 3.16 or 3.17 of the Seller Disclosure Schedule or Sections 1.01(a) Part I or 1.01(a) Part II of the Buyer Disclosure Schedule:

(a)(i) no written notice, order, request for information, complaint or penalty has been received by Seller or any of its Subsidiaries, and (ii) there are no actions, suits or proceedings pending or, to the Knowledge of Seller, threatened before any arbitrator or any Governmental Authority, in the case of each of (i) and (ii), that alleges a material violation of or material liability under any Environmental Law and relates to the Business, Purchased Assets or Refinery Real Estate Interests;

(b) Seller has obtained or caused to be obtained all material Permits reasonably required under any Environmental Law that are necessary for the operation of the Purchased Assets and Refinery Real Estate Interests;

(c) neither Seller nor any of its Subsidiaries is in material violation of the terms of such Permits or, with respect to the operation of the Purchased Assets and Refinery Real Estate Interests, any applicable Environmental Law, provided that with respect to any such violation arising from any On-site spill or discharge of Hazardous Materials to soil, surface water or groundwater, this Section 3.16(c) is subject to Seller’s Knowledge;

(d) to Seller’s Knowledge, neither Seller nor any of its Subsidiaries has caused any spills or discharges at, on, from or under the Real Property or Refinery Easements of Hazardous Materials (i) to soil, surface water or groundwater since April 3, 2006 in a quantity that requires reporting to a Governmental Authority under Environmental Law, except as would not reasonably be expected to require Remedial Action after Closing or (ii) to the environment, except as would not reasonably be expected to give rise to any material liability.

(e) to Seller’s Knowledge, Seller, its Subsidiaries and the Business have been for the 24 months prior to the Execution Date, and are as of the Execution Date, in material compliance with the Fuel Regulations and have all material Permits required pursuant to applicable Fuel Regulations to carry on the Business as now conducted; and

(f) there is no material accumulation or storage of sludge or other waste products in any of the tanks, containers, or other Facilities at the Refinery or Terminal other than accumulation or storage typical in the ordinary course of business.

Except as set forth in this Section 3.16 and Section 3.17 (Permits), no representations or warranties are being made with respect to matters arising under or relating to Environmental Laws, or any Release, disposal or recycling of, or exposure to, Hazardous Materials. Except as set forth in Section 3.16(e), Seller makes no representation or warranty as to compliance by Seller, its Subsidiaries or the Business with Fuel Regulations.

Section 3.17. Permits. Seller or its Subsidiaries have all material Permits required to carry on the Business as now conducted. Section 3.17 of the Seller Disclosure Schedule correctly identifies (a) each Business Permit (including each such Business Permit required by Environmental Law) that is material to the ownership and operation of the Business as currently conducted, and (b) each other Permit held by Seller or its Subsidiaries that is material to the ownership and operation of the Business as currently conducted (the permits in (a) and (b), the “Covered Permits”). Except as set forth in Section 3.17 of the Seller Disclosure Schedule, (i) each Covered Permit is valid and in full force and effect and (ii) neither Seller nor any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, any such Covered Permit. No representation or warranty is being made by Seller hereunder that any Business Permit can be assigned or transferred to Buyer at Closing or that any Business Permit can be maintained by Buyer from and after Closing. As of the Execution Date, to the Knowledge of Seller, there is no action, suit, proceeding or arbitration or any investigation pending or threatened, regarding suspension, revocation, modification or cancellation of any Covered Permit.

Section 3.18. Tax Matters. (a) Seller or its Subsidiaries have timely paid all Taxes required to be paid on or prior to the date this representation is made, the non-payment of which would result in a Lien on any Purchased Asset.

(b) Seller or its Subsidiaries have established, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Purchased Assets or the operation of the Business and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Purchased Asset.

(c) Tax returns: all Tax returns required to be filed by or with respect to the Business or any Purchased Asset have been timely filed and all such Tax returns are true and correct in all material respects.

(d) Tax audits: there is no Tax audit or examination pending with respect to any Tax with respect to the Business or any Purchased Asset.

(e) Foreign person: Seller is not a foreign person as defined in Section 1445 of the Code.

(f) Tax sharing agreements: as of the Closing Date, none of the Purchased Assets will be burdened by any obligations arising out of any Tax sharing agreements or similar arrangements.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to Seller that the following statements are true and correct as of the Execution Date that:

Section 4.01. Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the 1934 Act; and (iii) other actions or filings that, individually or in the aggregate, would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws of Buyer, (b) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (c) require any consent, approval or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (d) result in the creation or imposition of any Lien on any asset of Buyer.

Section 4.05. Financing. Buyer has, and will have at Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it and VMSC to make payment of the Purchase Price (including amounts to be paid by VMSC) and any other amounts to be paid by it or VMSC hereunder.

Section 4.06. Litigation. As of the Execution Date, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.08. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer reasonable access to the key employees, documents and facilities of the Business. Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. Notwithstanding anything contained to the contrary in any other provision of this Agreement or any document delivered by Seller in connection herewith, Buyer acknowledges and agrees that Seller is not making any representation or warranty whatsoever, express, implied, statutory or otherwise, except as expressly set forth in this Agreement, the Transition Services Agreement and any other certificate delivered hereunder by Seller to Buyer at Closing. Buyer acknowledges and agrees that the Purchased Assets are sold “as is,” “where is” and “with all faults” and Buyer agrees to accept the Purchased Assets and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, including environmental matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement, the Transition Services Agreement and any other certificate delivered hereunder by Seller to Buyer at Closing. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business or (b) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as expressly set forth in this Agreement.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Business. From the Execution Date until the Closing Date, Seller and its Subsidiaries shall in all material respects conduct the Business in the ordinary course consistent with past practice and shall use their respective reasonable efforts to preserve intact the business organizations and relationships with third parties and to keep available the services of the present employees of the Business. Without limiting the generality of the foregoing, from the Execution Date until the Closing Date, except as disclosed on Section 5.01 of the Seller Disclosure Schedule or as expressly contemplated hereby, neither Seller nor any of its Subsidiaries will, in each case with respect to the Business, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a) acquire a material amount of assets from any other Person (other than acquisitions of any materials, supplies or goods on a spot market basis in the ordinary course of business consistent with past practices);

(b) sell, lease, license or otherwise dispose of any Purchased Assets, including the Precious Metals, except (i) pursuant to existing agreements, contracts or commitments, provided that no such agreement, contract or commitment shall include the sale-leaseback of Precious Metals, or (ii) otherwise in the ordinary course consistent with past practice;

(c)(i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the conduct of the Business or that could, after the Closing Date, limit or restrict in any material respect the Business, Buyer or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) enter into, amend or modify in any material respect or terminate any Material Contract, or otherwise waive, release or assign any material rights, Claims or benefits of Seller or its Subsidiaries under any Material Contract, other than in the ordinary course of business consistent with past practice;

(d) (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any Business Employee, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements with any Business Employee, (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Business Employee, (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any Business Employee or (v) increase compensation, bonus or other benefits payable to any employee of the Business, in each case referred to in clauses (i)-(v), other than (A) pursuant to the provisions of any Seller Plan, (B) in the ordinary course of business consistent with past practice, (C) as required by Applicable Law, or (D) as required by the terms of any Material Contract set forth on the Seller Disclosure Schedule or any Collective Bargaining Agreement;

(e) except in the ordinary course consistent with past practice, destroy or remove any books and records;

(f) fail to promptly notify Buyer of any material emergency;

(g) fail to conduct the Business and fail to operate the Refining Assets in compliance in all material respects with all Applicable Laws; or

(h) agree or commit to do any of the foregoing.

Section 5.02. Access to Information. (a) From the Execution Date until the Closing Date, Seller will (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access upon reasonable prior notice to the offices, properties, books and records of Seller and its Subsidiaries relating to the Business, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Business. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller and its Subsidiaries. Notwithstanding the foregoing, Buyer may not under any circumstances conduct or cause to be conducted any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media at any property related to the Seller or its Subsidiaries or the Business, including the Purchased Assets, the Facilities and the Real Property. Buyer bears the risk of injury to any of its employees, advisors or representatives who are provided access to the offices or properties of Seller or its Subsidiaries hereunder, and shall, in accordance with Article 13, indemnify, defend and hold Seller and its Affiliates harmless for all Damages resulting from Buyer’s access to the offices or properties of Seller or its Subsidiaries provided hereunder except for such Damages resulting from the gross negligence or willful misconduct of Seller, its Subsidiaries or any employee of such Person.

(b) On and after the Closing Date, Seller and its Subsidiaries will afford promptly to Buyer and its agents reasonable access to their respective books of account, financial, employment and other records, information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Business; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller or any of its Subsidiaries.

(c) Notwithstanding anything in this Section 5.02 to the contrary, Buyer shall not have access to (i) personnel records of Seller relating to individual performance or evaluation records or medical histories (other than occupational histories), (ii) materials entitled to legal privilege (or which could jeopardize the attorney-client privilege of Seller or its Subsidiaries) or (iii) materials with respect to which Seller or its Subsidiaries owe an obligation of confidentiality to a third party. Buyer and Seller shall endeavor in good faith to make appropriate substitute disclosure arrangements, if practicable, in a manner that does not give rise to any of the circumstances referred to in the preceding sentence.

Section 5.03. Notices of Certain Events. Seller shall promptly notify Buyer of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, notices of violation, grievances, investigations or proceedings, including any union activity or actions or charges brought by Business Employees, commenced or threatened relating to the Business that, if pending on the Effective Date, would have been required to have been disclosed pursuant to Section 3.08 or Section 3.14; and

(d) any notice or other communication from any Person regarding the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be reasonably likely to (i) cause any condition to the obligations of Buyer to consummate the transactions contemplated hereby not to be satisfied or (ii) delay or impede in any material respect the ability of Seller to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein in any material respect.

Section 5.04. Resignations. On or prior to the Closing Date, Seller and its Subsidiaries will deliver to Buyer the resignations (with effect as of Closing) of all officer and/or board member (or similar body) positions that Seller and/or its Subsidiaries has the right to designate or appoint for LOOP LLC, Collins Pipeline Company and T&M Terminal Company, respectively.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. Access. On and after the Closing Date, Buyer will afford promptly to Seller and its agents reasonable access upon reasonable prior notice to its properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer. Seller bears the risk of injury to any of its employees, advisors or representatives who are provided access to the offices or properties of Buyer or its Affiliates hereunder, and shall, in accordance with Article 13, indemnify, defend and hold Buyer and its Affiliates harmless for all Damages resulting from Seller’s access to the offices or properties of Buyer or its Affiliates provided hereunder except for such Damages resulting from the gross negligence or willful misconduct of Buyer, its Affiliates or any employee of such Person.

Section 6.02. Release and Replacement of Bonds and Guaranties. Promptly after the Closing, Buyer shall deliver to the applicable beneficiary replacement or substitute guaranties, letters of credit, bonds, financial assurances, security deposits, and other surety obligations for those set forth on Section 6.02 of the Seller Disclosure Schedule (each, a “Credit Support Arrangement”), and Buyer, shall use commercially reasonable efforts to cause the release as of the Closing Date of Seller and its Subsidiaries, in form and substance reasonably acceptable to the Seller, from all post-Closing obligations relating to any such Credit Support Arrangements and any liabilities or obligations related thereto. Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries in accordance with Article 13 from any and all Damages relating to, resulting from, or arising out of, any Credit Support Arrangement to the extent any such Damages relate to, result from, or arise out of the use of the Purchased Assets or the operation of Business on or after the Closing Date.

Section 6.03. Removal of Seller’s Name. Following the Closing, neither Buyer nor any of its Affiliates shall be entitled to adopt, employ or make any use of (a) any Trademark owned by Seller or any of its Subsidiaries, (b) any Trademark containing or associated with the term “Murphy” or (c) any variation or derivative of the foregoing, including anything that is confusingly similar thereto. Buyer shall, as soon as is reasonably practicable and in any event within 120 days following the Closing Date, remove, destroy or paint over, as appropriate, any trademark, service mark, trade name, logo or signage (including signs displaying the Seller’s or its Subsidiaries’ emergency contact information) indicating that the Purchased Assets were owned or operated by or otherwise affiliated with Seller or any of its Subsidiaries.

Section 6.04. Notices of Certain Events. Buyer shall promptly notify Seller of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, investigations or proceedings commenced or threatened after the Execution Date that, if pending on the Execution Date, would have been required to have been disclosed pursuant to Section 4.06; and

(d) any notice or other communication from any Person regarding the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be reasonably likely to (i) cause any condition to the obligations of Seller to consummate the transactions contemplated hereby not to be satisfied or (ii) delay or impede in any material respect the ability of Buyer to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein in any material respect.

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. Best Efforts; Further Assurance. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this

Agreement and (ii) taking such actions, making such filings and furnishing information required in connection therewith, and seeking to obtain on a timely basis any such actions, consents, approvals or waivers from such parties. No party shall be obligated to make any payment to any Person to obtain any consent, approval or waiver of such Person under any contract.

(b) Each of Buyer and Seller shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 20 Business Days of the Execution Date, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) subject to Section 7.01(c), take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as possible.

(c) Each of Buyer and Seller shall cooperate and use all commercially reasonable efforts to promptly take (and shall cause their respective Affiliates to promptly take) any and all action necessary, including participating in and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority or private party relating to this Agreement or the transactions contemplated hereby, to avoid the entry of, or to effect the dissolution of or vacate or lift, any order that would have the effect of preventing or delaying the Closing and to resolve the objections, if any, that any Governmental Authority or private party may assert under any Applicable Law with respect to the transactions contemplated by this Agreement, and, consistent with the foregoing, to avoid or eliminate each and every impediment under any Applicable Law asserted by any Governmental Authority or private party with respect to the purchase by Buyer of the Business so as to enable the Closing to occur as soon as reasonably possible; provided, however, that Buyer will not be required to place any material restrictions on Buyer and its Affiliates pre-existing or future business, and none of Buyer or its Affiliates shall be required to dispose of any of their respective assets.

(d) Each of Buyer and Seller shall promptly inform the other party upon receipt of any written notice or written communication from any Governmental Authority or third party regarding any of the transactions contemplated by this Agreement. If Buyer or Seller (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. No party shall participate in any meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Buyer shall advise Seller promptly of any understandings, undertakings or agreements (oral or written) which Buyer proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. For the avoidance of doubt and irrespective of whether the sale of the Business occurs, Buyer shall not require Seller or any of its Subsidiaries to, and neither Seller nor any of its Subsidiaries shall be required to, take any action with respect to any Order or any applicable Law which would bind Seller or any of its Subsidiaries.

(e) Seller and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good title to the Purchased Assets; provided that such documents, certificates, agreements, other writings or actions shall not require Seller or its Subsidiaries or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement.

Section 7.02. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.03. WARN Act. In the event that Buyer determines to terminate any Transferred Employee during the 90-day period following the Closing Date, Buyer and Seller agree to cooperate and exchange such data and information as is reasonably necessary to determine whether such termination would reasonably be expected to result in liability to Buyer or Seller under the WARN Act. Seller hereby agrees to, in accordance with Article 13, indemnify and hold Buyer and its Affiliates harmless from and against any and all damages arising out of or otherwise in respect of any suit or claim of violation brought against Buyer or any of its Affiliates under the WARN Act for any actions taken by Seller on or prior to the Closing Date. Buyer hereby agrees to, in accordance with Article 13, indemnify and hold Seller and its Affiliates harmless from and against any and all damages arising out of or otherwise in respect of any suit or claim of violation brought against any Seller or any of its respective Affiliates under the WARN Act for any actions taken by Buyer after the Closing Date, including, for the avoidance of doubt, any and all Damages under WARN triggered directly or indirectly by any terminations of employment initiated by Buyer or its Affiliates within the 90 day period commencing on the first day following the Closing Date.

Section 7.04. Post-Closing Payments or Demands. Should Seller or any of its Subsidiaries, after Closing, receive payments to which the Buyer or any of its Affiliates is entitled pursuant to this Agreement, then the Seller or its applicable Subsidiaries shall, within 30 days of receipt of the same, forward such payments to Buyer, and should Buyer or any of its Affiliates, after Closing, receive payments to which Seller or any of its Subsidiaries is entitled pursuant to this Agreement, then Buyer or its applicable Affiliates, within 30 days of receipt of the same, shall forward such payments to, or as directed by, Seller. If any demand is made on Buyer or its Affiliates after Closing to pay any invoice or other obligation contracted or incurred by Seller or any of its Subsidiaries prior to Closing in the operation of the Business, Buyer or its Affiliates shall pay the same to the extent such invoice or obligation constitutes an Assumed Liability; if and to the extent any such invoice or obligation constitutes an Retained Liability, Seller shall, or shall cause one of its Subsidiaries to, pay the same.

Section 7.05. Certain Environmental Matters. (a) Environmental Insurance.

(i) At or prior to Closing, Buyer shall provide to Seller a binder for, and evidence that Buyer has paid in full the premium costs of, a “pollution legal liability” environmental insurance policy listing Buyer as the “first” named insured and Seller and Murphy Oil USA, Inc. as named insureds, which policy conforms to the terms set forth on Exhibit K, subject to such modifications as are reasonably acceptable to Seller. At least 7 Business Days prior to Closing, Buyer shall provide to Seller a full proposal from the relevant insurance carrier for the Environmental Insurance Policy, including all endorsements and policy forms.

(ii) From and after Closing, Buyer shall comply, and shall cause its Affiliates to comply, with the terms and conditions of the Environmental Insurance Policy, including those relating to reporting, cooperation and defense of claims, and use commercially reasonable efforts to maintain such policy in force and to not allow such policy to be cancelled or otherwise modified in any manner that would prejudice Seller or its Affiliates. Buyer and its Affiliates, on the one hand, and Seller and its Subsidiaries, on the other hand, shall be responsible for their respective self-insured retentions and deductibles under the Environmental Insurance Policy, except in the case where both parties have claims under the policy (disregarding the policy limit), in which case the parties will appropriately pro rate any applicable self-insured retentions, deductibles and the policy limit based, in each case, on the amount the recovery each would have received in the absence of such self-insured retentions, deductible or limit.

(iii) In connection with obtaining the Environmental Insurance Policy, Buyer shall provide to the relevant insurance carrier all documentation and other information reasonably requested to be disclosed in the application for such policy. Seller shall use reasonable efforts to assist Buyer in providing such documentation and other information.

(iv) Upon receipt of the binder and evidence of premium payment referenced in Section 7.05(a)(i), Seller or its Subsidiaries shall promptly reimburse one half of the amount of the premium paid by Buyer.

(b) Consent Decree. Consistent with Paragraph 6 of the Consent Decree, (i) Buyer acknowledges that it has received written notice of the Consent Decree and been provided with a copy thereof; and (ii) within a reasonable time after the Execution Date (but in any event within 5 days of the Execution Date), Seller or its Subsidiaries shall provide notice of this Agreement to the other parties to the Consent Decree. Seller or its Subsidiaries and Buyer shall negotiate in good faith to make any changes to the Consent Decree Modification mutually acceptable to Seller and Buyer that are (A) appropriate non-substantive form changes; or (B) if applicable, necessary to reflect only the sale that is the subject of this Agreement and not the sale of that certain refinery in Superior, Wisconsin. Seller or its Subsidiaries and Buyer shall consult with the parties to the Consent Decree to confirm that those parties have no objections to the Consent Decree Modification and, if applicable, shall negotiate in good faith with such parties to resolve any such objections. Upon obtaining such confirmation or making any changes mutually acceptable to Seller and Buyer (it being understood that none of Seller, its Subsidiaries or Buyer is under any obligation to accept additional substantive obligations, unless mutually acceptable to Seller and Buyer) to address any objections by the parties to the Consent Decree, Seller shall take, or cause to be taken, all appropriate actions (including those set forth in Paragraph 7 of the Consent Decree) to have the Consent Decree Modification entered by the Consent Decree Court, and Buyer shall take all reasonable steps (including those set forth in paragraph 7 of the Consent Decree provided it does not allocate liabilities in any way inconsistent with Seller Consent Decree Obligations or Buyer Consent Decree Obligations, unless mutually acceptable to Seller and Buyer) to support Seller’s or its Subsidiaries’ actions to have the Consent Decree Modification entered by the Consent Decree Court, including supporting Seller’s and its Subsidiaries’ efforts to be released from the Buyer Consent Decree Obligations, and to demonstrate to the Consent Decree Court and the other parties to the Consent Decree that Buyer has the financial and technical ability to assume the Buyer Consent Decree Obligations. On and after the Closing, Buyer shall (i) satisfy, perform and assume all Buyer Consent Decree Obligations and (ii) provide Seller with reasonable access and cooperation to enable Seller to satisfy and perform, at Seller’s expense, any Seller Consent Decree Obligations. Notwithstanding any provision in this Section 7.05(b) to the contrary, Buyer is, with respect to the Consent Decree, assuming only the Buyer Consent Decree Obligations and is not assuming any obligation of the Seller that, absent broad assumption language in the Consent Decree or the Consent Decree Modification, would be a Seller Consent Decree Obligation.

(c) Fuels Compliance. From and after Closing, for fuels shipped on and after Closing, Buyer shall be responsible for all Fuel Compliance Obligations, including any Fuels Credits and Fuel Credit deficits attributable to fuels shipped on and after Closing. For fuels shipped prior to Closing, Seller shall be responsible for all Fuel Compliance Obligations, including any Fuels Credits and any Fuels Credit deficits that may exist attributable to fuels shipped before Closing (such obligations of Seller, “Pre-Closing Fuel Compliance Obligations”). After the Inventory Statement is finalized pursuant to Section 2.08(d), Seller or its Subsidiaries shall submit by the relevant deadline all filings required by the Fuel Regulations or necessary to balance any Fuels Credit deficits to the extent associated with the Pre-Closing Fuel Compliance Obligations, and shall provide a copy, or other such proof, of each such filing to Buyer.

Section 7.06. Title Policies. (a) On or before the Execution Date, Seller has delivered to Buyer the Title Commitments and made available to Buyer copies of Seller’s or its Subsidiaries’ existing title insurance policies with respect to the Buffer Property and the Office Properties. Seller and its Subsidiaries shall execute and deliver to the Title Company such affidavits, certificates and other documentation as are reasonably requested to cause the Title Company to issue (i) the Title Policy for the Refinery Real Estate Interests and (ii) title insurance policies with respect to the Buffer Property and Office Properties; provided that nothing in such affidavits, certificates or documentation shall require Seller or its Subsidiaries to incur any liabilities or obligations to any Person that are not otherwise expressly set forth in this Agreement. The above notwithstanding, as to Parcel 2, Seller and its Subsidiaries shall deliver any maps or execute and deliver to the Title Company such affidavits, certificates, indemnities and other documentation as are reasonably requested to cause the Title Company to issue the Title Policy for the Refinery Real Estate Interests which show that Parcel 2 is contiguous to the other tracts which make up the Refinery Real Estate Interests and lies substantially in the location depicted for Parcel 2 on the map prepared by SunCoast Land Services, Inc. as set forth on Section 3.10(b) of the Seller Disclosure Schedule (depicted as “Tract 8” on said map). Seller agrees to cooperate with and assist Buyer with any reasonable request in Buyer’s efforts to obtain the Title Policy and any such other title insurance policies. The above notwithstanding, Seller shall either (i) cause any Intervening Monetary Lien or Schedule B1 Item l Lien to be released of record by payment, bonding or otherwise or (ii) cause the Title Company to insure in the Title Policy against any Intervening Monetary Lien. “Intervening Monetary Lien” means (x) any mortgage or deed to trust Lien or other monetary Lien that encumbers any portion of the Refinery Real Estate Interests, or (y) any mechanic’s, materialmen’s or similar Lien, in each case that appears of record between the date of the Title Commitment and the Closing Date.

(b) Seller shall not be obligated to provide any new or updated surveys of any of the Owned Refinery Real Property and Refinery Easements, and Buyer’s receipt of any such surveys shall not constitute a condition to Closing or form the basis for delaying Closing; however, Seller agrees to reasonably cooperate with Buyer prior to Closing to permit Buyer to attempt to procure any surveys of the Owned Refinery Real Property and Refinery Easements that Buyer deems reasonably necessary and to the extent Seller has such right to grant access, all at Buyer’s sole cost and expense.

Section 7.07. Litigation Cooperation. (a) In connection with the defense or prosecution of any suit, action or proceeding relating to an Assumed Liability or an Retained Liability (but subject to the provisions of Article 13 in the event indemnification is being sought thereunder pursuant to any applicable provision of this Agreement) each party, at its own cost and expense, shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such suit, action or proceeding, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith and (iii) take all reasonable steps to make available to the other parties, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith.

(b) Neither Seller nor Buyer will (and each of Seller and Buyer shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information that a party may have the right to obtain pursuant to Section 7.07 without first using reasonable efforts to notify the applicable other party of the proposed destruction or disposition and giving such other party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.

Section 7.08. Contact with Customers and Vendors. Without prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), and unless otherwise (and to the extent) in connection with the business activities of Buyer not otherwise related to the transactions contemplated by this Agreement, Buyer and its Affiliates shall not, prior to the Closing Date, contact any customer, vendor, supplier or employee of, or any other Person having business dealings with, Seller or its Subsidiaries with respect to the Business or with respect to any aspect of the transactions contemplated under this Agreement; provided that Seller and Buyer shall cooperate in contacting, prior to the Closing Date, customers and suppliers of the Business as reasonably necessary for the purposes of transferring or establishing credit and related security arrangements.

Section 7.09. Foreign Trade Zone. Seller has operated the Refinery as Foreign-Trade Zone Subzone No. 2 (the “FTZ”). The FTZ is operating under a grant of authority from the Foreign-Trade Zones Board of the Department of Commerce (“FTZ Board”), and has been activated with U.S. Customs and Border Protection (previously the U.S. Customs Service) (“Customs”). Prior to or upon Closing, Seller shall use its commercially reasonable efforts to make all necessary notifications (including notifications to the FTZ Board and Customs) to enable Buyer to continue operating the Refinery as a FTZ, and Buyer shall (i) cooperate with and assist Seller in connection with the foregoing and (ii) promptly reimburse Seller for any duties, fees and expenses paid by Seller in connection therewith. Additionally, upon Closing, Seller shall reconcile all foreign inventories and shall be liable and pay all outstanding foreign duties relating to inventory in the FTZ prior to Closing. Upon Closing and until reactivation or transfer of the FTZ to Buyer or Buyer’s Affiliate (but in any event not later than one year after the Closing Date), Seller will use its commercially reasonable efforts to maintain current FTZ status, including all operational, reporting and filing requirements as part of the transition services under the Transition Services Agreement; provided that Buyer shall indemnify, defend and hold Seller and its Subsidiaries harmless from any and all Damages incurred by Seller or its Subsidiaries arising out of Seller’s operation of the FTZ from and after Closing pursuant to this sentence and shall promptly reimburse Seller for any duties, fees and expenses paid by Seller in connection therewith. Both parties shall fully cooperate to facilitate the prompt transfer of the FTZ to Buyer or Buyer’s Affiliate.

Section 7.10. CAM Pipeline Easement. At or as promptly as practicable after Closing, Buyer shall deliver to Seller a duly executed CAM Pipeline Easement; provided that failure to so deliver the CAM Pipeline Easement shall not impact Seller’s continued ownership, use or operation of the CAM Pipeline after Closing as provided by Applicable Law. For the avoidance of doubt, Buyer’s delivery of the CAM Pipeline Easement shall be at no cost to Seller (except that Seller shall bear the fees and expenses incurred by it in preparing and recording the CAM Pipeline Easement).

ARTICLE 8

TAX MATTERS

Section 8.01. Tax Cooperation; Allocation of Taxes. (a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets until 60 days after the expiration of the applicable statute of limitations, taking into account any extensions that have been granted. On or after the end of such period, each party shall provide the other with at least 30 days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets or the Business.

(b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

(c) All excise, value added, registration stamp, recording, documentary, conveyancing, franchise, property and transfer Taxes (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne equally by Buyer and Seller other than Transfer Taxes imposed on the sale of the Hydrocarbon Inventory. All state and local sales and use taxes (“Sales and Use Taxes”) imposed in connection with the transactions contemplated by this Agreement and all Transfer Taxes imposed on the sale of the Hydrocarbon Inventory shall be borne solely and exclusively by Buyer. Buyer and Seller shall cooperate in securing and providing each other with any appropriate resale exemption certifications, licenses and other similar documentation. Without limiting the generality of the foregoing, no later than 5 Business Days prior to Closing, Buyer shall provide to Seller either (i) each of the items set forth in Section 8.01(c) of the Seller Disclosure Schedule or (ii) in the case of any such item that has not yet been obtained, documentation that establishes to Seller’s satisfaction that Buyer has completed the necessary filings in order to secure an effective date for such item that is no later than the Closing Date (the “Filing Documentation”). In any case in which, as of the Closing Date, Buyer has not delivered to Seller either any item set forth in Section 8.01(c) of the Seller Disclosure Schedule or the corresponding Filing Documentation, Buyer shall pay to Seller at Closing an amount equal to the Transfer Taxes and Sales and Use Taxes that Seller expects to be imposed on the sale of the Hydrocarbon Inventory (the “Initial Hydrocarbon Inventory Tax Amount”), with the amount of such payment to be determined as follows: (x) the portion of the Initial Hydrocarbon Inventory Tax Amount comprising Transfer Taxes shall be the amount of Transfer Taxes Seller expects will be imposed on the estimated volume of the Hydrocarbon Inventory and (y) the portion comprising Sales and Use Taxes shall be the amount of Sales and Use Taxes Seller expects will be imposed on the Estimated Inventory Value, each as determined pursuant to Section 2.08. If, pursuant to the procedures set forth in Section 2.08(e), it is determined that the estimated volume of the Hydrocarbon Inventory is more or less than the volume of the Hydrocarbon Inventory as of the Closing Date and/or the Estimated Inventory Value is more or less than the Inventory Value, (x) Buyer shall pay to Seller the amount of any resulting net increase in the aggregate Transfer Taxes and Sales and Use Taxes imposed on the sale of the Hydrocarbon Inventory at Closing or, as applicable, (y) Seller shall pay to Buyer the amount of any resulting net overpayment of the aggregate Transfer Taxes and Sales and Use Taxes imposed on the sale of the Hydrocarbon Inventory at Closing, in each case at the same time and subject to the same interest provisions as the amounts described in Section 2.08(e). In addition, within 10 days of receipt by Seller of any refund in respect of (i) the Initial

Hydrocarbon Inventory Tax Amount and (ii) any additional amounts actually paid by Buyer pursuant to clause (x) of the preceding sentence, Seller shall pay to Buyer the amount of such refund. Any subsequent adjustments to any Transfer Tax or Sales and Use Tax made pursuant to a legally prescribed audit, and any costs incurred with respect to such audit, shall be apportioned as provided in this Section 8.01(c). For the avoidance of doubt, Seller shall be solely responsible for any Transfer Taxes related to any transaction associated with the Excluded Assets or the Excluded Businesses.

(d) Apportioned Obligations and Taxes described in Section 8.01(c) shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law. Upon payment of any such Apportioned Obligation or Tax described in 8.01(c), the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 8.01(b) or (c), as the case may be together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest at a rate equal to the Interest Rate for each day until paid.

ARTICLE 9

EMPLOYEE BENEFITS

Section 9.01. Offers of Employment; Assumption of Collective Bargaining Agreements. (a) Buyer shall (or shall cause one of its Affiliates to), on or prior to the Closing Date, make an offer of employment to (i) each Business Employee who is a Represented Employee other than Long-Term Inactive Employees and Short Term Inactive Employees, except as set forth in Section 9.01(c) and (ii) each Business Employee who is a Non-Represented Employee other than Long-Term Inactive Employees and Short-Term Inactive Employees except as set forth in Section 9.01(c). Unless a written acceptance of an offer of employment is required by Applicable Law, a Business Employee in the categories set forth in (i) and (ii) above who continues employment shall be deemed to have accepted such offer of employment, unless such Business Employee specifically declines such offer of employment. Business Employees as described above who accept (or are deemed to have accepted) such offer of employment and who commence active employment with Buyer as of the applicable Transfer Date (as defined below) shall be a “Transferred Employee” and collectively the “Transferred Employees.” The date on which a Transferred Employee commences active employment with Buyer or one of its Affiliates, as applicable, shall be the effective date of his or her employment with Buyer and is hereafter referred to as that Transferred Employee’s “Transfer Date”).

(b) Seller shall assume or retain responsibility and liability, if any, for any and all Business Employees who receive an offer of employment consistent with the terms of Section 9.02 but who decline such offer.

(c) Buyer shall (or shall cause one of its Affiliates to), on or prior to the Closing Date, make an offer of employment to each Short-Term Inactive Employee, on terms set forth in Section 9.02, and contingent on such Short-Term Inactive Employee returning to active employment on or prior to the later of (i) the sixth month anniversary of the Closing Date or (ii) the latest date on which the Buyer would be required to rehire such Short-Term Inactive Employee pursuant to Applicable Law or the Collective Bargaining Agreement, as it may be modified.

(d) The provisions of this Section 9.01 do not create any new or additional right or expectation of continued employment for Represented Employees or Non-Represented Employees.

(e) Buyer agrees (i) to be the successor company or successor operator as those terms are used under the Collective Bargaining Agreement, (ii) to provide any and all compensation and benefits required under the Collective Bargaining Agreement, from and after Closing until the expiration of the remaining contractual term of the current Collective Bargaining Agreement, (iii) otherwise to be bound by, and comply with all of the terms and conditions of the Collective Bargaining Agreement for the remaining contractual term of the Collective Bargaining Agreement, (iv) to recognize the Union as the exclusive representative of the Transferred Employees who are Represented Employees and covered by the Collective Bargaining Agreement for the remaining contractual term of the Collective Bargaining Agreement, and (v) to execute and deliver on or prior to the Closing all documentation and agreements required to effectuate the foregoing.

(f) Seller shall, promptly, but in no event later than 10 Business Days, after the Execution Date, provide Buyer with employment data, including the name, title, years of service, date of hire, current salary, bonus and incentive opportunity, credited and unused vacation and/or sick pay, exempt or non-exempt status and the job grade of each Business Employee.

Section 9.02. Maintenance of Compensation and Benefits. (a) Buyer shall cause to be provided to each Transferred Employee who is a Represented Employee for a period of 12 months after the Closing Date (the “Relevant Period”), or the remaining contractual term of the Collective Bargaining Agreement, whichever is shorter, (i) an annual base salary which is at least equal to that offered by Seller to such Transferred Employee prior to the Closing Date and (ii) benefits pursuant to Buyer’s employee benefit plans (“Buyer’s Plans”). The terms of the benefits under the Buyer’s Plans applicable to each such Transferred Employee, shall be, in the aggregate, reasonably comparable to those offered by Seller to such Transferred Employee prior to the Closing Date, except that Buyer shall be entitled to establish such benefits as may be allowed by the Collective Bargaining Agreement.

(b) Buyer shall cause to be provided to each Transferred Employee who is a Non-Represented Employee for the Relevant Period (i) an annual base salary which is at least equal to that offered by the Seller to such Transferred Employee prior to such employee’s Transfer Date and an annual cash bonus which is at least equal to that offered by the Seller to such Transferred Employee prior to such employee’s Transfer Date but not greater than such cash bonus offer to other comparable jobs of the Buyer and its Affiliates, and (ii) benefits pursuant to Buyer’s Plans. The terms of the Buyer’s Plans applicable to each such Transferred Employee, shall be, in the aggregate, reasonably comparable to those offered by the Seller to such Transferred Employee immediately prior to the Closing Date.

Section 9.03. Defined Contribution Plans. (a) As of the Transfer Date, Buyer shall cover (or cause to be covered) each Transferred Employee who elects to enroll under the Buyer’s defined contribution plan, which is intended to qualify under Section 401(a) of the Code and their related trusts (collectively, the “Buyer DC Plan”) on a basis reasonably comparable in the aggregate when considering all Buyer’s Plans to the basis on which they participated in any defined contribution plan intended to qualify under Section 401(a) of the Code and its related trust that is sponsored by Seller or any of its Affiliates in respect of Transferred Employees (collectively, the “Seller DC Plan”) when considering all Seller’s Plans, and on terms that reflect the service credit provisions of Section 9.06. Effective as of the Transfer Date, each Transferred Employee shall cease to be an active participant in the Seller DC Plan. Effective as of the Transfer Date, Transferred Employees shall be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances under the Seller DC Plan to the Buyer DC Plan in the form of cash.

Section 9.04. Defined Benefit Plans. (a) With respect to the Seller Plans that are defined benefit plans intended to qualify under Section 401(a) of the Code, which cover both Represented and Non-Represented Employees (the “Seller DB Plans”), each Transferred Employee who is a participant in the Seller DB Plans shall cease to participate in the Seller DB Plans as of his or her Transfer Date; provided at such time, such Transferred Employee shall be fully vested in his or her accrued benefits under the Seller DB Plans. Seller shall retain all assets and liabilities thereunder, including responsibility for all benefits accrued to each such Transferred Employee in respect of the period prior to the Transfer Date under the terms of the Seller DB Plans.

(b) As promptly as practicable after the Transfer Date but effective as of the Transfer Date, Buyer shall cover (or cause to be covered) each Transferred Employee under Buyer’s defined benefit pension plans intended to qualify under Section 401(a) of the Code and its related trust (collectively, the “Buyer DB Plan”) on a basis reasonably comparable in the aggregate, when considering all Buyer’s Plans to the basis on which they participated in the Seller DB Plan when considering all Seller’s Plans, and on terms that reflect the service credit provisions of Section 9.06 hereof.

Section 9.05. Welfare Plans; ESPP. (a) As of the applicable Transfer Date, each Transferred Employee shall cease participation in the health and welfare benefit plans of Seller and its Affiliates (each, a “Seller Welfare Plan”) and commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer or its Affiliates. Seller and its Affiliates shall be responsible for claims incurred under a Seller Welfare Plan for all Transferred Employees and their beneficiaries and dependents prior to the Transfer Date.

(b) Buyer shall (or shall cause its Affiliates to) cover each Transferred Employee who elects to enroll under one or more of Buyer’s health and welfare benefit plans (collectively, the “Buyer Welfare Plan”) on a basis reasonably comparable in the aggregate, when considering all Buyer’s Plans, to the basis on which they participated in the Seller Welfare Plan when considering all Seller’s Plans, and on terms that reflect the service credit provisions of Section 9.06 hereof. Buyer or its Affiliates shall be responsible for all claims incurred under a Buyer Welfare Plan for all Transferred Employees and their beneficiaries and dependents effective on the Transfer Date provided the Transferred Employee enrolls in the Buyer Welfare Plan. Buyer shall also (or shall cause its Affiliates to) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any health and welfare plans in which such Transferred Employees are eligible to participate as of their Transfer Date to the extent that such limitations were waived under the applicable Seller Welfare Plan.

(c) As of the Transfer Date, Buyer shall permit Transferred Employees to participate in one or more medical and dependent care account plans established or designated by Buyer (collectively, the “Buyer FSA Plan”).

(d) (i) Seller shall have sole responsibility for “continuation coverage” benefits for any Transferred Employee and all “qualified beneficiaries” of any Transferred Employee for whom a “qualifying event” occurs prior to the Transfer Date (including all qualifying events that occur in connection with the consummation of the transactions contemplated by this Agreement) and (ii) Buyer shall have sole responsibility for “continuation coverage” benefits for any Transferred Employee and all “qualified beneficiaries” of any Transferred Employee for whom a “qualifying event” occurs at or after the Transfer Date. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA.

(e) The treatment of the accounts of each Transferred Employee participating in the Employee Stock Purchase Plan for Murphy Oil Corporation immediately prior to the Closing shall be determined by the terms of such plan.

Section 9.06. Credit for Past Service. (a) Except to the extent otherwise required by the Collective Bargaining Agreement or applicable memoranda or letters of understanding, Buyer shall ensure that all of Buyer’s Plans in which the Transferred Employees who are Represented Employees participate after the Transfer Date recognize the years of service with the Seller and/or its Affiliates and predecessor employers prior to the Transfer Date of such Transferred Employees (such past service as reflected in the employment data furnished to Buyer pursuant to Section 9.01(f)) for eligibility, and vesting to the same extent as such Transferred Employee was entitled, before the Transfer Date, to credit for such service under any similar Seller Plans, but Buyer shall have no obligation to recognize such years of service for benefit accrual purposes other than in respect of computing paid time off and, where applicable, severance.

(b) Buyer shall ensure that all of Buyer’s Plans in which the Transferred Employees who are Non-Represented Employees participate after the Transfer Date recognize the years of service with the Seller and/or its Affiliates and predecessor employers prior to the Transfer Date of any such Transferred Employees (such past service as reflected in the employment data furnished to Buyer pursuant to Section 9.01(f)) for eligibility and vesting to the same extent as such Transferred Employee was entitled, before the Transfer Date, to credit for such service under any similar Seller’s Plans, but Buyer shall have no obligation to recognize such years of service for benefit accrual purposes other than in respect of computing paid time off and where applicable, severance.

(c) Notwithstanding the foregoing, with regard to a Transferred Employee’s participation in Buyer’s DB Plan, Buyer will recognize a Transferred Employee’s years of service with the Seller and/or its Affiliates for purposes of eligibility, vesting and the calculation of pay credits.

Section 9.07. Severance. Any Transferred Employee who is a Non-Represented Employee and is terminated other than for cause (as reasonably determined in the sole discretion of Buyer) during the Relevant Period and any Business Employee who rejects an offer of employment from Buyer or one of its Affiliates at Closing, or at a later Transfer Date, because such offer of employment did not meet the requirements of Section 9.02, shall be entitled to severance from Buyer in an amount equal to what he or she would have received under the applicable severance plan or policy of Seller (as in effect immediately prior to the Closing and taking into account the service credit provision of Section 9.06 and any post-Closing service with Buyer or any of its Affiliates, a copy of which has been included as Section 9.07 of the Seller Disclosure Schedule); assuming for purposes of this Section 9.07 that such Transferred Employee or Business Employee had satisfied any requirements for the receipt of severance under such plan or policy and provided that such Transferred Employee or Business Employee executes, delivers and does not revoke a general release in favor of Seller, Buyer and their respective Affiliates. Buyer agrees that after the expiration of the Relevant Period, any Transferred Employee who is a Non-Represented Employee shall be covered by the severance plan or other similar policy then in effect, if any, for similarly situated employees of Buyer. Any Transferred Employee who is a Represented Employee shall continue to be subject to any applicable termination allowance provisions of the Collective Bargaining Agreement for the remaining contractual term of the current Collective Bargaining Agreement.

Section 9.08. Retiree Medical Benefits.

(a) Seller and its Affiliates shall be responsible for all post-retirement medical, dental and life insurance (“Seller Retiree Welfare Benefit”) coverage for any Business Employees who satisfy the eligibility requirements for Seller Retiree Welfare Benefit under the applicable plan prior to the Transfer Date and retire from Seller prior to the Transfer Date (the “Retired Business Employees”). Any Retired Business Employee who becomes a Transferred Employee will not be eligible to participate in Buyer’s post-retirement medical, dental and life insurance plan (“Buyer Retiree Welfare Benefit Plan”). Any Retiree Eligible Represented Employee and any other Represented Employee who becomes a Transferred Employee will be eligible to participate in the Buyer Retiree Welfare Benefit Plan on the Transfer Date (provided that the Transfer Date for such Retiree Eligible Represented Employee occurs prior to the stated termination date for the Collective Bargaining Agreement), subject to any applicable retiree health and welfare provisions of the Collective Bargaining Agreement for the remaining contractual term of the current Collective Bargaining Agreement. Any Non-Represented Employee who does not retire from Seller prior to the Transfer Date and becomes a Transferred Employee will be eligible to participate in the Buyer Retiree Welfare Benefit Plan subject to the terms and conditions of such Buyer Retiree Welfare Benefit Plan, giving effect to the service credit provisions of Section 9.06. For the avoidance of doubt, except as required by the Collective Bargaining Agreement, Buyer shall not be obligated to provide retiree welfare benefits to Transferred Employees to the extent Buyer does not provide retiree welfare benefits to similarly situated employees of Buyer.

(b) The Purchase Price shall be adjusted for the Retiree Medical Adjustment Amount in accordance with Section 2.06(a).

Section 9.09. Workers’ Compensation. Buyer’s workers’ compensation program shall be responsible for all claims for benefits that are based upon events occurring at or after Transfer Date by participating Transferred Employees. Seller’s workers’ compensation program shall be responsible for all claims for benefits that are based upon events occurring prior to Transfer Date by participating Transferred Employees.

Section 9.10. Withholding. Buyer and Seller agree to comply with the Standard Procedure described in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320 (the “Standard Procedure”). Seller shall, in accordance with Revenue Procedure 2004-53, assume all responsibility for preparing and filing Form W-2, Wage and Tax Statements; Form W-3, Transmittal of Income and Tax Statements; Form 941, Employer’s Quarterly Federal Tax Returns; Form W-4, Employee’s Withholding Allowance Certificates; and Form W-5, Earned Income Credit Advance Payment Certificates (collectively, the “Employee Withholding Documents”) with regard to wages paid to Transferred Employees through their respective Transfer Date. Buyer shall assume all responsibility for preparing and filing the Employee Withholding Documents with regard to wages paid to Transferred Employees after their respective Transfer Date. Buyer and Seller shall cooperate in good faith to the extent necessary to permit each of them to comply with the Standard Procedure.

Section 9.11. Allocation of Certain Liabilities. (a) (i) Buyer shall be solely responsible for all liabilities, obligations, costs and expenses (including reasonable attorneys’ fees) for all employment and other claims by any Transferred Employees with respect to events or circumstances arising and asserted after the Transfer Date relating to arbitrations, unfair labor practice charges, employment discrimination charges, wrongful termination claims, workers’ compensation claims, any employment-related tort claim or other similar claims or charges of or by any Transferred Employee, and (ii) Seller shall be solely responsible for all liabilities, obligations, costs and expenses (including reasonable attorneys’ fees) for all employment or other claims by any Transferred Employees with respect to events or circumstances arising before Transfer Date relating to arbitrations, unfair labor practice charges, employment discrimination charges, wrongful termination claims, workers’ compensation claims, any employment-related tort claim or other similar claims or charges of or by any Transferred Employee, except for any claim based on a statement or written promise made by Buyer as to any entitlement at or after Transfer Date.

(b) Seller shall retain and be solely liable for (i) all liabilities, obligations and expenses in respect of Excluded Employees, and Business Employees and former Business Employees who do not become Transferred Employees hereunder, except as expressly provided in this Article 9, and (ii) except as with respect to vacation time to the extent credited by Buyer, all liabilities, obligations and expenses for compensation and benefits of a Transferred Employee relating to periods prior to the Transfer Date.

Section 9.12. Vacation. Seller represents that it does not allow the Business Employees to bank or carry-over vacation. Prior to Closing, but in no event earlier than 5 days prior to Closing, Seller will provide to Buyer a list of its credited vacation entitlement for the Business Employees. Earned and credited vacation liabilities of Transferred Employees for the calendar year in which Closing occurs (the “Closing Year”) will be calculated as follows: the days during the Closing Year that Seller owned the Business will be calculated, as will the number of days Buyer will own the Business. Fractions will be calculated in which the numerators will be the number of days during the Closing Year that Seller owned the Business, and the number of days during the Closing Year that Buyer will own the Business, respectively, and the denominators will be the number of days in the year of the Closing Year. These fractions will be multiplied by the number of eligibility hours of vacation entitlement for Transferred Employees on the Closing Date, whether already taken or not. The resulting calculation will yield the number of hours of vacation attributable to the account of both Buyer and Seller. To the extent the total actual remaining vacation entitlement to be taken in the Closing Year by Transferred Employees is greater than the total number of vacation hours attributable to Buyer, the Purchase Price will be reduced in accordance with Section 2.06(a) by the dollar amount of the difference. To the extent that the total actual remaining vacation entitlement to be taken in the Closing Year by Transferred Employees is less than the total number of vacation hours attributable to Buyer, the Purchase Price will be increased in accordance with Section 2.06(a) by the dollar amount of the difference. This dollar amount will be calculated by multiplying the total number of vacation hours (by which the total actual remaining vacation entitlement to be taken in the Closing Year exceeds (or is less than) the total number of vacation hours attributable to Buyer or Seller in the Closing Year) by the average hourly rate (based on an individual-by-individual rate analysis) or the average staff employee rate (based on an individual-by-individual rate analysis). The adjustment for accrued vacation set forth in this Section shall be referred to as the “Accrued Vacation Adjustment.”

Section 9.13. Employee Communications. Seller and Buyer shall cooperate in communications with Business Employees with respect to employee benefit plans maintained by Seller or Buyer and with respect to other matters arising in connection with the transactions contemplated by this Agreement.

Section 9.14. Acknowledgement. Buyer and Seller acknowledge and agree that nothing contained in this Article 9 shall be construed to limit in any way the ability of Buyer or its Affiliates to terminate the employment of any Transferred Employee from and after the Transfer Date or the Relevant Period, as applicable, under the provisions of this Article 9.

Section 9.15. No Third Party Beneficiaries. Without limiting the generality of Section 13.08, no provision of this Article 9 shall (a) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or its Affiliates, Buyer or any of its Affiliates or any other Person other than the parties hereto and their respective successors and permitted assigns, (b) constitute or create or be deemed to constitute or create an employment agreement or (c) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Seller or its Affiliates or Buyer or its Affiliates.

Section 9.16. Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Article 9 be effected in an orderly manner and agree to devote their respective best efforts and to cooperate fully in complying with the provisions of this Article 9. Without limiting the generality of the foregoing, Buyer and Seller agree to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purposes of this Article 9 and to facilitate the transactions referred to in this Article 9.

ARTICLE 10

INTELLECTUAL PROPERTY MATTERS

Section 10.01. Shared Owned IPR License Grant. Effective as of Closing, Seller grants to Buyer a non-exclusive, perpetual, irrevocable, royalty free, fully paid up license (without a right to sublicense or transfer except as otherwise set forth in Section 10.02) to use the Shared Owned IPR which is in use in the operation of the Business as currently operated or as operated as of the Execution Date (the “Shared Owned IPR License”). Buyer shall have no obligation to grant back to Seller or its Affiliates or otherwise make available to Seller or any of its Affiliates any improvements or enhancement to any Shared Owned IPR that may be developed by Buyer following the Closing.

Section 10.02. Subsequent Transfer of Shared Owned IPR License. In the event that Buyer sells, assigns, transfers or otherwise disposes of the Business to another Person, or in the event of a merger of Buyer with, or acquisition of Buyer or all or substantially all of the assets of Buyer by, another Person, the Shared Owned IPR License may be transferred, sublicensed or assigned to such Person (a “Permitted Transferee”) subject to such Person’s assumption in writing of all applicable related duties and obligations of Buyer set forth in this Agreement and such Shared Owned IPR License; provided that no such assumption shall relieve Buyer of any of its obligations hereunder or thereunder.

Section 10.03. Licensed Intellectual Property Rights. (a) With respect to any Business License Agreement:

(i) If such Business License Agreement is transferable without the consent of, or any payment to, any third party, Seller shall transfer such Business License Agreement to Buyer at Closing as an Assigned Contract.

(ii) If such Business License Agreement is not transferable in accordance with Section 10.03(a)(i), Seller and Buyer shall cooperate to obtain consent from the applicable Licensor to Seller’s transfer of such Business License Agreement to Buyer, effective as of Closing, on commercially reasonable terms, and to the extent such consent is obtained, such Business License Agreement shall transfer to Buyer at Closing as an Assigned Contract.

(iii) If Seller and Buyer are unable to effect the transfer of such Business License Agreement pursuant to Section 10.03(a)(i) or Section 10.03(a)(ii), Seller shall sublicense to Buyer, effective as of Closing, any Licensed Intellectual Property Right licensed under such Business License Agreement to the extent such Licensed Intellectual Property Right is licensable without the consent of, or any payment to, any third party.

(iv) If Seller and Buyer are unable to effect a transfer of such Business License Agreement pursuant to Section 10.03(a)(i) or Section 10.03(a)(ii) or a sublicense of any Licensed Intellectual Property Right licensed under such Business License Agreement pursuant to Section 10.03(a)(iii), Seller and Buyer shall cooperate to obtain, at Buyer’s election and in each case on commercially reasonable terms and effective as of Closing, either a new agreement with the applicable Licensor for Buyer’s use of such Licensed Intellectual Property Right or consent from such Licensor to Seller’s sublicense of such Licensed Intellectual Property Right to Buyer.

(b) With respect to any Shared License Agreement:

(i) At Buyer’s election, Seller and Buyer shall cooperate to obtain a new agreement (i.e., split the Shared License Agreement so that Buyer receives its own agreement) on commercially reasonable terms with the applicable Licensor, effective as of Closing, for Buyer’s use of any Licensed Intellectual Property Right licensed under such Shared Licensed Agreement.

(ii) If Buyer does not elect to attempt to obtain, or Buyer is unable to obtain, a new agreement in accordance with Section 10.03(b)(i), Seller shall sublicense to Buyer, effective as of Closing, any Licensed Intellectual Property Right licensed under such Shared Licensed Agreement to the extent such Licensed Intellectual Property Right is licensable without the consent of, or any payment to, any third party.

(iii) If Seller and Buyer are unable to effect a new agreement pursuant to Section 10.03(b)(i) or a sublicense of any Licensed Intellectual Property Right licensed under such Shared License Agreement pursuant to Section 10.03(b)(ii), Seller and Buyer shall cooperate to obtain consent from the applicable Licensor to Seller’s sublicense of such Licensed Intellectual Property Right to Buyer, effective as of Closing, on commercially reasonable terms.

(c) In any event in which Seller and Buyer are required to cooperate by this Section 10.03, Seller shall make the initial request to the applicable Licensor for consent or a new agreement, as the case may be. Seller and Buyer shall each pay one-half of any fees payable to any Licensor to the extent directly attributable to obtaining such Licensor’s consent or a new agreement with such Licensor, as the case may be, in accordance with this Section 10.03 (except that Buyer shall pay 100% of any fees payable to any Licensor to obtain a consent or new agreement for any of the agreements listed in Section 3.04(c) (Item 31) of the Seller Disclosure Schedule); provided that any payments, fees or costs associated with any extension or modification of any Licensed Intellectual Property Right (including, in the case of any new agreement, any payments, fees or costs associated with Buyer’s right to use such Licensed Intellectual Property Right in any manner or at any time not permitted of Seller under the applicable License Agreement) shall be borne exclusively by Buyer.

(d) Seller shall be responsible for all accrued and unpaid royalties arising and due under any License Agreement prior to Closing including any payments, fees or costs payable for excess throughput (measured on a calendar year basis) for any calendar year ending on or before the Closing Date.

(e) In connection with any sublicense granted by Seller pursuant to Section 10.03(a) or Section 10.03(b) (an “LIPR Sublicense”), in the event that (i) Buyer breaches any of the terms and conditions set forth in the License Agreement granting Seller or an Affiliate thereof, as the case may be, a license to the Licensed Intellectual Property Rights sublicensed to Buyer pursuant to such LIPR Sublicense, (ii) such breach would give the Licensor the right to terminate such License Agreement, and (iii) such breach is not completely and fully cured within the lesser of (A) the cure period, if any, applicable to such breach set forth in such License Agreement, and (B) 45 days after notice to Buyer identifying such breach, Seller shall have the right to terminate such LIPR Sublicense immediately upon notice to Buyer. For the avoidance of doubt, in the event of any such breach by Buyer, if such License Agreement does not provide for a cure period for such breach prior to Licensor’s termination of a license to a Licensed Intellectual Property Right, Buyer shall not be entitled to any cure period in respect of such breach prior to termination of the LIPR Sublicense for such Licensed Intellectual Property Right. Notwithstanding anything in this Section 10.03(e) to the contrary, Buyer shall at all times comply with the terms and conditions of the License Agreements to the extent applicable to the Licensed Intellectual Property Rights sublicensed to Buyer pursuant to an LIPR Sublicense and shall reimburse Seller for any amounts paid by Seller to the Licensor to the extent in respect of Buyer’s use of the Licensed Intellectual Property Rights, other than royalty payments and any other amount which Seller is obligated to pay pursuant to Section 10.03(d) (“Pass-Through Payments”). Buyer shall reimburse Seller for any such Pass-Through Payments within 30 days of Seller’s payments of such amounts and notice to Buyer thereof. Each LIPR Sublicense shall be non-exclusive, non-transferable (except to a Permitted Transferee in accordance with Section 10.02 hereof to the extent permitted by the applicable License Agreement), non-sublicensable (except to a Permitted Transferee in accordance with Section 10.02 hereof to the extent permitted by the applicable License Agreement), fully paid-up (except to the extent Buyer is required to make any payments pursuant to this Agreement), irrevocable (except to the extent (i) Seller has the express right to terminate such LIPR Sublicense pursuant to this Section 10.03, or (ii) the Licensor has the right to revoke or terminate the applicable license) and limited to the current use of the applicable Licensed Intellectual Property Right in the conduct of the Business and the term during which Seller is permitted to grant such LIPR Sublicense.

(f) With respect to all payment obligations to a Licensor under any License Agreement under which Seller licenses any Licensed Intellectual Property Rights that it sublicenses to Buyer pursuant to an LIPR Sublicense, or any other obligation which gives such Licensor the right to terminate such License Agreement, Seller agrees (subject to Seller’s right to reimbursement of the Pass-Through Payments and Buyer’s compliance with the obligations it is required to comply with under such License Agreement) to pay the amounts due pursuant to such payment obligations to such Licensor when due and otherwise comply with such other obligations in accordance with the terms of such License Agreement. If Seller fails to comply with the foregoing sentence, Buyer shall have the right, but shall not be obligated, to tender to such Licensor sums or take such other action as is reasonably necessary to cure the default and Seller shall reimburse Buyer within 30 days of request therefor for all sums reasonably expended by Buyer to cure the same (net of any Pass Through Payments that Buyer would have been required to pay to Seller pursuant to Section 10.03(e) had Seller complied with the foregoing sentence).

(g) Buyer acknowledges and agrees that Seller shall have no obligation to transfer, license or sublicense to Buyer any of the software applications listed in Section 10.03(g) of the Seller Disclosure Schedule (the “Excluded Software”).

Section 10.04. Restrictions on Disclosure of Intellectual Property Rights. Buyer shall not disclose to any Person any Licensed Intellectual Property Right sublicensed by Seller to Buyer, except (i) to the extent necessary to exercise any LIPR Sublicense or (ii) to any Affiliate or a Permitted Transferee, provided that in each such case, (A) the party to whom disclosure is made agrees to be bound by these confidentiality obligations and (B) such disclosure may be made only to the extent not prohibited by any License Agreement.

Section 10.05. Improvements. For the avoidance of doubt, Buyer shall not be entitled to receive, and Seller and its Subsidiaries shall have no obligation to provide, any improvements, modifications, enhancements or upgrades (“Improvements”) made following the Closing Date by Seller or its Subsidiaries to any Intellectual Property Rights.

Section 10.06. Reservation of Rights. Buyer acknowledges and agrees that (i) the Shared Owned IPR License and any LIPR Sublicense are the only licenses and sublicenses granted herein to Buyer with respect to any Intellectual Property Rights and (ii) no other licenses or sublicenses whatsoever have been granted to Buyer, expressly or by implication or estoppel, by the provisions of this Agreement with respect to any Intellectual Property Rights. Any and all rights in and to any Intellectual Property Rights not expressly granted to Buyer herein are reserved and retained by Seller.

Section 10.07. NO ADDITIONAL REPRESENTATIONS OR WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.11 AND THIS ARTICLE, ANY INTELLECTUAL PROPERTY RIGHTS PROVIDED PURSUANT TO THIS ARTICLE 10 ARE PROVIDED “AS-IS” WITH NO REPRESENTATIONS OR WARRANTIES, AND SELLER AND ITS AFFILIATES HEREBY EXCLUDE AND DISCLAIM ANY AND ALL OTHER REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SHARED OWNED IPR LICENSE, ANY LIPR SUBLICENSE AND ANY INTELLECTUAL PROPERTY RIGHTS, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NON-INFRINGEMENT.

Section 10.08. LIMITATION OF LIABILITY. EXCEPT IN THE CASE OF A CLAIM RELATED TO OR ARISING IN CONNECTION WITH A BREACH OF SELLER’S REPRESENTATION OR WARRANTY IN SECTION 3.11, IN NO EVENT SHALL SELLER OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY DAMAGES RELATED TO OR ARISING FROM THE EXERCISE OF THE SHARED OWNED IPR LICENSE, ANY LIPR SUBLICENSE, ANY OTHER TRANSACTION CONTEMPLATED BY THIS ARTICLE 10 OR BUYER’S, ANY OF ITS AFFILIATES’ OR ANY PERMITTED TRANSFEREE’S USE OF ANY INTELLECTUAL PROPERTY RIGHTS.

Section 10.09. UOP Licenses. Seller and/or its Subsidiary is a party to certain Process Licenses and related agreements (each a “UOP Agreement”) with UOP LLC or its Affiliates (“UOP”) with respect to the operation of certain process units at the Refinery (the “Refinery UOP Process Units”). Certain of the UOP Agreements also relate to the operation of certain process units and facilities associated with the Superior Business. Concurrently with the execution of this Agreement, Seller and/or its Subsidiary, Buyer and/or its Affiliate and UOP have entered into a transfer agreement (the “UOP Transfer Agreement”) which provides, among other things, for Buyer and/or its Affiliate and UOP to enter into new process license agreements with respect to the Refinery UOP Process Units at or prior to the Closing. The parties agree to comply with their obligations under the UOP Transfer Agreement.

ARTICLE 11

CONDITIONS TO CLOSING

Section 11.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b) No order, injunction or decree issued by any Governmental Authority of competent jurisdiction shall prohibit the consummation of the Closing.

Section 11.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto (disregarding any materiality or Material Adverse Effect or similar qualifications contained therein) shall be true at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true as of such specific date), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect and (iii) Buyer shall have received a certificate signed by an executive officer of Seller on behalf of Seller, dated the Closing Date, to the foregoing effect.

(b) No Material Adverse Effect shall have occurred since the Execution Date and be continuing.

(c) All approvals, consents or waivers of any Person that are required in order to effect the assignment of any Material Contract, the absence of which would reasonably be expected to have a Material Adverse Effect, shall have been obtained.

Section 11.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true as of such specific date) and (iii) Seller shall have received a certificate signed by an executive officer of each of Buyer on behalf of Buyer dated the Closing Date, to the foregoing effect.

(b) Notice of this Agreement shall have been provided to the parties to the Consent Decree in accordance with Paragraph 6 of the Consent Decree at least 30 days prior to Closing.

ARTICLE 12

CASUALTY OR CONDEMNATION

Section 12.01. Notice. In the event that, prior to the Closing Date, all or any material portion of the Purchased Assets for which the associated repair or replacement costs would reasonably be expected to exceed $2,000,000 is damaged or destroyed by fire or other casualty (a “Casualty”) or is taken by condemnation or eminent domain or by agreement in lieu thereof with any Person or Governmental Authority authorized to exercise such rights (a “Taking”), Seller shall promptly notify Buyer thereof and the remaining portions of this Article 12 shall apply.

Section 12.02. Repair or Replacement. (a) In the event of a Casualty or Taking between the Execution Date and the Closing Date, Seller shall elect, at its option, to either (i) repair or replace or make adequate provision for the repair or replacement of the affected Purchased Asset at Seller’s cost prior to the Closing, in which case Buyer’s obligation to effect the Closing shall not be affected, but the Closing Date (and the Termination Date, if necessary) shall be deferred until three (3) Business Days after repairs or replacement have been completed and the affected Purchased Asset has been restored to performance substantially comparable in all material respects to that prior to the Casualty or Taking, or (ii) negotiate with Buyer to reduce the Purchase Price to reflect the cost to repair or replace the affected Purchased Assets and the post-Closing loss of net income associated with such business interruption (such repair or replacement costs and loss of net income, “Repair Costs”), in which case, in the event of a Repair Cost Dispute, the Closing Date and the Termination Date shall be deferred as provided in Section 12.05. Notwithstanding the foregoing, Seller’s election in clause (i) of this Section 12.02(a) shall be unavailable and clause (ii) of this Section 12.02(a) shall apply if the required repairs or replacements would reasonably be expected to result in an extension of the Termination Date for more than ninety (90) days.

(b) If Seller has elected to negotiate a reduced Purchase Price pursuant to the first sentence of Section 12.02(a), and Seller and Buyer agree on the Repair Costs within fifteen (15) days of Buyer’s receipt of Seller’s notice of the Casualty or Taking (the “Repair Negotiation Period”), Buyers’ obligation to effect the Closing shall not be affected, but the Purchase Price shall be reduced by the Repair Costs so agreed.

(c) If Seller and Buyer do not agree on the Repair Costs within the Repair Negotiation Period (a “Repair Cost Dispute”), Buyer or Seller may request an engineering company (and/or other appropriate specialist) that shall be mutually agreed to by Buyer and Seller to evaluate the affected Purchased Assets and the loss of net income associated with such business interruption and deliver to Buyer and Seller its written estimate of the Repair Costs (the “Third-Party Estimate”) within fifteen (15) days after the end of the Repair Negotiation Period. If the Third-Party Estimate is less than $40,000,000 (or greater than $40,000,000 and neither party terminates the Agreement as permitted pursuant to Section 12.02(d), Buyer’s obligation to effect the Closing shall not be affected and Buyer and Seller shall mutually resolve the Repair Cost Dispute after the Closing in accordance with the provisions of Section 2.13 (and, for the avoidance of doubt, the engineering company or other appropriate specialist shall be deemed to be the Inspector for purposes of Section 2.13), with a post-Closing adjustment to the Purchase Price equal to the finally-determined Repair Costs.

(d) Notwithstanding the foregoing, if the Repair Costs as agreed to by Buyer and Seller or the Third-Party Estimate, as applicable, is equal to or greater than $40,000,000, Buyer or Seller may elect, by giving the other party written notice of its election within three (3) Business Days of receipt of the Third-Party Estimate, as applicable, to terminate this Agreement without further obligation to the other parties, except as provided in Section 14.02. In no event will the Closing occur prior to the expiration of such three (3) Business Day period unless otherwise agreed by Buyer and Seller.

Section 12.03. Condemnation Awards. In the event of any reduction in the Purchase Price or replacement in connection with a Taking, as provided in Section 12.02(a), the entire award(s) actually received shall be paid to Seller and Seller shall control all proceedings in connection therewith.

Section 12.04. Purchase Price Adjustment. Any adjustment of the Purchase Price pursuant to Section 12.02 which is necessary to reflect a final determination of Repair Costs after the Closing shall be made as follows: (a) an adjustment in favor of Buyer shall be paid in cash by Seller; and (b) an adjustment in favor of Seller shall be paid in cash to the extent the Purchase Price had been reduced pursuant to this Article 12. Any such reduction, refund or payment shall be made within ten (10) Business Days after such final determination.

Section 12.05. Deferral of Closing Date and Termination Date. In the event of a Repair Cost Dispute, the Closing Date and the Termination Date shall, if necessary, be deferred until (a) three (3) Business Days after receipt of the Third-Party Estimate or (b) if Seller elects the option in Section 12.02(a)(i), as provided therein.

ARTICLE 13

SURVIVAL; INDEMNIFICATION

Section 13.01. Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until December 31, 2012; provided that the representations and warranties contained in Section 3.01, Section 3.02 and Section 3.18 shall survive until the expiration of the applicable statute of limitations and the representations and warranties contained in Section 4.08 shall survive indefinitely or until the latest date permitted by law. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law; provided that breaches of the covenants contained in Section 5.01 shall survive only until December 31, 2012. Notwithstanding the preceding sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice (which notice must include reasonable detail regarding the specifics of the breach or inaccuracy) of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 13.02. Indemnification. (a) Effective at and after the Closing and subject to the other provisions of this Article 13, Seller hereby indemnifies Buyer and its Affiliates against and agrees to hold each of them harmless from any and all damage, loss and expense (including reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding involving a third party claim) (“Damages”) actually suffered by Buyer or any of its Affiliates to the extent arising out of:

(i) any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”);

(ii) the breach of any covenants or agreements of Seller contained in this Agreement (including Section 6.01, Section 7.03 and Section 7.07(a)); or

(iii) any Retained Liability;

provided that with respect to indemnification by Seller for Warranty Breaches pursuant to Section 13.02(a)(i), (A) Seller shall not be liable for any Warranty Breach where the amount of Damages with respect to such Warranty Breach does not exceed $75,000 (the “De Minimis Amount”) (and the amount of such Damages shall not be aggregated for purposes of clause (B)), (B) Seller shall not be liable unless the aggregate amount of Damages with respect to such

Warranty Breaches exceeds $6,500,000 (the “Deductible”) and then Seller’s liability shall relate back to and include Damages only to the extent in excess of $3,250,000 of aggregate Damages, and (C) Seller’s maximum liability for all such Warranty Breaches shall not exceed $48,750,000 (the “Cap”).

(b) Effective at and after the Closing and subject to the other provisions of this Article 13, Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages actually suffered by Seller or any of its Affiliates arising out of:

(i) any Warranty Breach by Buyer;

(ii) the breach of any covenants or agreements of Buyer contained in this Agreement (including Section 5.02(a), Section 6.02, Section 7.03, Section 7.07(a) and Section 7.09); or

(iii) any Assumed Liability;

provided that with respect to indemnification by Buyer for Warranty Breaches pursuant to Section 13.02(b)(i), (A) Buyer shall not be liable for any Warranty Breach where the amount of Damages with respect to such Warranty Breach does not exceed the De Minimis Amount (and the amount of such Damages shall not be aggregated for purposes of clause (B)), (B) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds the Deductible and then Buyer’s liability shall relate back to and include Damages only to the extent in excess of $3,250,000 of aggregate Damages, and (C) Buyer’s maximum liability for all such Warranty Breaches shall not exceed the Cap.

Section 13.03. Third Party Claim Procedures. (a) The party seeking indemnification under this Article 13 (or any other provision of this Agreement that expressly provides for indemnification) (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense that is reasonably satisfactory to the Indemnified Party, in each case at the Indemnifying Party’s own expense.

(c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 13.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not expressly unconditionally release the Indemnified Party and its affiliates from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its affiliates, (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose and (iii) the Indemnified Party shall not enter into any settlement of such Third Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld). The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d) In connection with the defense or prosecution of any Third Party Claim, each party shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such claim, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith, (iii) take all reasonable steps to make available to the other party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith. Neither Seller nor Buyer will (and each of Seller and Buyer shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information related to the defense or prosecution of any Third Party Claim without first using its reasonable best efforts to notify the other party of the proposed destruction or disposition and giving the other party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.

Section 13.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under this Article 13 (or any other provision of this Agreement that expressly provides for indemnification) against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

Section 13.05. Calculation of Damages. (a) The amount of any Damages payable under this Article 13 (or any other provision of this Agreement that expressly provides for indemnification) by the Indemnifying Party shall be net of any (i) amounts actually received by the Indemnified Party under applicable non-affiliated insurance policies (including the Environmental Insurance Policy), or from any other Person alleged to be responsible therefor, net of any expenses related to the receipt of such insurance proceeds, payments or recoupment, including retrospective premium adjustments, and (ii) Tax benefit recognized and realized by the Indemnified Party (based solely on the Indemnified Party’s determination and calculation) arising from the incurrence or payment of any such Damages. If the Indemnified Party receives any amounts under applicable non-affiliated insurance policies (including the Environmental Insurance Policy), or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified

Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party net of any expenses related to the receipt of such proceeds, payments or recoupment.

(b) The Indemnifying Party shall not be liable under this Agreement for any Damages relating to any matter to the extent that the Indemnified Party had been compensated for such matter pursuant to the adjustments under Sections 2.08 or 2.09. The above notwithstanding, by waiving its right to a double recovery under this Section, the Indemnified Party is not waiving any rights it may have under Sections 2.08 or 2.09 to object, contest, or audit the adjustments and allocations made under Sections 2.08 or 2.09.

(c) Each Indemnified Party must use its reasonable best efforts to mitigate any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation within ten (10) Business Days after the benefit is received.

(d) Each Indemnified Party shall use its reasonable best efforts to collect any amounts available under unaffiliated insurance coverage (including under the Environmental Insurance Policy), or from any other Person potentially responsible, for any Damages payable under this Article 13 (or any other provision of this Agreement that expressly provides for indemnification).

Section 13.06. Environmental Procedures. Notwithstanding anything to the contrary in this Article 13, with respect to any claim for indemnification hereunder for any Assumed Environmental Liability, Retained Environmental Liability or Warranty Breach of Section 3.16 (Environmental Compliance) or, to the extent relating to Permits required by Environmental Law, Section 3.17 (Permits), or any other claim for indemnification hereunder relating in any way to any Environmental Law or any Release, disposal or recycling of, or exposure to, any Hazardous Material (collectively, “Environmental Matters”), Buyer and Seller agree, in addition to any other relevant provisions set forth in this Article 13 (and in the case of any conflict between the provisions of this Section 13.06 and any other provision in Article 13, the provisions of this Section 13.06 shall apply), as follows:

(a) The costs of any Remedial Action, which costs are otherwise subject to indemnification hereunder, shall be indemnified only to the extent such costs must be incurred to meet, in a reasonably cost-effective manner, the requirements of any applicable Environmental Law or to meet the legally enforceable demands of any applicable Governmental Authority, using, where possible, risk based standards, engineering or institutional controls or deed or other restrictions so long as such standards, controls or restrictions do not materially limit those industrial activities being performed on the applicable property as of Closing; provided that in the case of real property (other than the Real Property or Refinery Easements) that is used for non-industrial activities, such standards, controls or restrictions shall not materially limit the activities being performed on such real property as of Closing.

(b) The Indemnifying Party shall have no liability under this Agreement for any Damages to the extent (i) arising out of any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media or any disclosure, report or communication to, or initiation or encouragement of any action by, any Governmental Authority or other third party relating to any Environmental Matters, unless such investigation, sampling, disclosure, report, communication, initiation or encouragement is required by Environmental Law or a Governmental Authority or is consistent with the Indemnified Party’s bona fide, ordinary course business practice and policy as of the date hereof for conducting its refinery operations, which practice and policy do not provide for post acquisition Phase II investigations or base line assessments, and is not undertaken to create a liability for the Indemnifying Party or (ii) arising in connection with any construction, renovation, modification, expansion, reconstruction, shutdown, demolition, financing or closure of any asset, facility or real property at or after Closing.

(c) As between Buyer and Seller, the Indemnifying Party shall have the right at its option to control such Environmental Matter, including the disclosure, investigation, negotiation, performance, remediation, monitoring, settlement and resolution of such matter; provided that if Seller is the controlling party, it must use reasonable efforts not to unreasonably disrupt or interfere with Buyer’s operation of the Business. The Indemnifying Party may not settle a matter that would impose obligations under Environmental Law on the Indemnified Party without the Indemnified Party’s prior written approval, such approval not to be unreasonably withheld. With respect to any Environmental Matter, (i) the controlling party shall keep the other party reasonably informed; (ii) Buyer and Seller agree to, and shall cause their Affiliates to, cooperate with the other party in providing reasonable access to properties and facilities and reasonably promptly provide each other with copies of all communications relating to such matter received from or delivered to any Person; (iii) with respect to the performance of any Remedial Actions conducted at the Real Property, Seller shall, and shall cause its Affiliates to, comply, in all material respects, with all reasonable safety and security requirements that are required by Buyer and provided in advance to Seller in writing.

(d) Buyer and Seller acknowledge that the Environmental Insurance Policy contains its own procedures, including with respect to notice, cooperation and defense of claims, and that to the extent any of the provisions of this Article 13 conflict with the provisions of the Environmental Insurance Policy with respect to any claim that is submitted pursuant to such policy, the terms and conditions of such Environmental Insurance Policy shall prevail, provided, however, the terms of the Environmental Insurance Policy shall in no way limit any right to indemnification provided under this Agreement.

(e) No Indemnifying Party shall have liability under this Agreement for any Damages to the extent such Damages are exacerbated by acts or omissions of or on behalf of the Indemnified Party or its Affiliates.

Section 13.07. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 13.02 and the Indemnified Party potentially could have recovered all or a part of such Damages from a non-affiliated third party (a “Potential Contributor”), the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 13.08. Limitation of Liability. (a) BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR FRAUD (WHICH SHALL NOT INCLUDE FRAUD BASED ON THEORIES OF GROSS NEGLIGENCE OR RECKLESSNESS), THE REMEDIES SET FORTH IN THIS ARTICLE 13 OR SECTION 15.14, INCLUDING THE LIABILITY LIMITS AND SURVIVAL PERIODS SET FORTH ABOVE, ARE INTENDED TO BE, AND SHALL BE, THE EXCLUSIVE REMEDIES OF BUYER AND ITS AFFILIATES WITH RESPECT TO ANY ASPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE BUSINESS OR THE PURCHASED ASSETS. EXCEPT AS AND TO THE EXTENT SPECIFICALLY SET FORTH IN THIS AGREEMENT, EFFECTIVE AS OF THE CLOSING BUYER (ON BEHALF OF ITSELF AND ITS AFFILIATES) WAIVES ANY RIGHTS AND CLAIMS ARISING OUT OF OR RELATING TO ANY ENVIRONMENTAL LAW (WHETHER NOW OR HEREAFTER IN EFFECT) THAT BUYER AND ITS AFFILIATES MAY HAVE AGAINST SELLER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES, WHETHER IN LAW OR IN EQUITY, RELATING TO THE ASSUMED ENVIRONMENTAL LIABILITIES. FURTHER, EFFECTIVE AS OF THE CLOSING, BUYER (ON BEHALF OF ITSELF AND ITS AFFILIATES) ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR FRAUD (WHICH SHALL NOT INCLUDE FRAUD BASED ON THEORIES OF GROSS NEGLIGENCE OR RECKLESSNESS), ANY REMEDIES, RIGHTS AND CLAIMS THAT BUYER AND ITS AFFILIATES MAY HAVE AGAINST SELLER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES, WHETHER IN LAW OR EQUITY, RELATING TO THE RETAINED ENVIRONMENTAL LIABILITIES SHALL BE SUBJECT IN ALL RESPECTS TO AND LIMITED BY THE TERMS SET FORTH IN THIS AGREEMENT, INCLUDING WITHOUT LIMITATION SECTION 13.06, AND BUYER (ON BEHALF OF ITSELF AND ITS AFFILIATES) WAIVES SUCH REMEDIES, RIGHTS AND CLAIMS TO THE EXTENT NOT CONSISTENT WITH SUCH TERMS.

(b) SELLER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR FRAUD (WHICH SHALL NOT INCLUDE FRAUD BASED ON THEORIES OF GROSS NEGLIGENCE OR RECKLESSNESS), THE REMEDIES SET FORTH IN THIS ARTICLE 13 OR SECTION 15.14, INCLUDING THE LIABILITY LIMITS AND SURVIVAL PERIODS SET FORTH ABOVE, ARE INTENDED TO BE, AND SHALL BE, THE EXCLUSIVE REMEDIES OF SELLER AND ITS AFFILIATES WITH RESPECT TO ANY ASPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE BUSINESS OR THE PURCHASED ASSETS. EXCEPT AS AND TO THE EXTENT SPECIFICALLY SET FORTH IN THIS AGREEMENT, EFFECTIVE AS OF THE CLOSING SELLER (ON BEHALF OF ITSELF AND ITS AFFILIATES) WAIVES ANY RIGHTS AND CLAIMS ARISING OUT OF OR RELATING TO ANY ENVIRONMENTAL LAW (WHETHER NOW OR HEREAFTER IN EFFECT) THAT SELLER AND ITS AFFILIATES MAY HAVE AGAINST BUYER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES, WHETHER IN LAW OR IN EQUITY, RELATING TO THE RETAINED ENVIRONMENTAL LIABILITIES. FURTHER, EFFECTIVE AS OF THE CLOSING, SELLER (ON BEHALF OF ITSELF AND ITS

AFFILIATES) ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR FRAUD (WHICH SHALL NOT INCLUDE FRAUD BASED ON THEORIES OF GROSS NEGLIGENCE OR RECKLESSNESS), ANY REMEDIES, RIGHTS AND CLAIMS THAT SELLER AND ITS AFFILIATES MAY HAVE AGAINST BUYER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES, WHETHER IN LAW OR EQUITY, RELATING TO THE ASSUMED ENVIRONMENTAL LIABILITIES SHALL BE SUBJECT IN ALL RESPECTS TO AND LIMITED BY THE TERMS SET FORTH IN THIS AGREEMENT, INCLUDING WITHOUT LIMITATION SECTION 13.06, AND SELLER (ON BEHALF OF ITSELF AND ITS AFFILIATES) WAIVES SUCH REMEDIES, RIGHTS AND CLAIMS TO THE EXTENT NOT CONSISTENT WITH SUCH TERMS.

(c) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NO PARTY SHALL BE ENTITLED TO RECOVER FROM ANY OTHER PARTY HERETO OR ANY OF SUCH PARTY’S AFFILIATES ANY AMOUNT IN RESPECT OF CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR OPPORTUNITIES EXCEPT, HOWEVER, WITH RESPECT TO ANY OF THE FOREGOING PAID OR OWING TO A THIRD PARTY WITH RESPECT TO A THIRD PARTY CLAIM, WHICH DAMAGES SHALL BE CONSIDERED PART OF DAMAGES AND SHALL BE COVERED BY THE INDEMNIFICATIONS SET FORTH IN THIS ARTICLE 13.

ARTICLE 14

TERMINATION

Section 14.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) (i) by either Seller or Buyer upon notice to the other party if the Closing shall not have been consummated on or before the nine month anniversary of the Execution Date (the “Termination Date”), (ii) by Seller upon notice to Buyer, if any of the conditions in Section 11.01 or Section 11.03 shall have become incapable of fulfillment on or prior to the Termination Date, or (iii) by Buyer upon notice to Seller, if any of the conditions in Section 11.01 or Section 11.02 shall have become incapable of fulfillment on or prior to the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 14.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such date.

(c) by Buyer or Seller pursuant to Section 12.02(d);

(d) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment (which, for the avoidance of doubt, will not include a temporary restraining order) of any Governmental Authority having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to Section 14.01(b)(ii) or 14.01(b)(iii), Section 14.01(c) or Section 14.01(d) shall give notice of such termination to the applicable other party. Notwithstanding anything in this Section 14.01 to the contrary, the termination of this Agreement by Buyer or Seller pursuant to Section 14.01(b)(ii) or 14.01(b)(iii) as it relates to the condition in Section 11.01(a) having not been satisfied on or before the Termination Date, or the condition in Section 11.01(b) having not been satisfied as a result of an order, injunction or decree relating to antitrust law shall not occur prior to the Termination Date, unless both Parties agree that such condition is not capable of being satisfied on or prior to the Termination Date.

Section 14.02. Effect of Termination.

(a) If this Agreement is terminated as permitted by Section 14.01, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) or the Buyer Parent to any other party to this Agreement; provided that if such termination shall result from the willful and knowing (i) failure of a party to fulfill a condition to the performance of the material obligations of any other party prior to termination, (ii) failure to perform a material covenant of this Agreement or (iii) material breach by a party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of this Section 14.02 and Sections 15.02, 15.03, 15.04, 15.05, 15.06, 15.07 and 15.09 shall survive any termination hereof pursuant to Section 14.01.

(b) If this Agreement is terminated pursuant to (i) Section 14.01(b) as it relates to either (x) the condition in Section 11.01(a) having not been satisfied on or before the Termination Date, or (y) the condition in Section 11.01(b) having not been satisfied as a result of an order, injunction or decree relating to antitrust law, or (ii) Section 14.01(d) to the extent the termination right in Section 14.01(d) is triggered as a result of an order, decree or judgment relating to antitrust law, then Buyer shall, (x) in the case of a termination by Seller, pay to Seller an amount equal to $10,000,000 in immediately available funds (the “Break-up Fee”) within five Business Days of Buyer’s receipt of Seller’s notice of termination, or (y) in the case of a termination by Buyer, pay to Seller the Break-up Fee concurrently with (and as a condition to the effectiveness of) Buyer’s delivery of notice of termination to Seller.

ARTICLE 15

MISCELLANEOUS

Section 15.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

Valero Refining-Meraux LLC

c/o Valero Energy Corporation

One Valero Way

San Antonio, Texas 78249

Attention: Executive Vice President and General Counsel

Telephone: (210) 345-2246

if to Seller, to:

Murphy Oil Corporation

200 Peach Street, P.O. Box 7000

El Dorado, AR 71731

Attention: Walter Compton

Facsimile No.: (870) 864-6489

E-mail: Walter_Compton@murphyoilcorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: William L. Taylor

Facsimile No.: (212) 701-5800

E-mail: william.taylor@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 15.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) Except as expressly set forth herein, no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 13.08, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 15.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 15.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that (i) Buyer may not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of Seller, and (ii) Seller may not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of Buyer.

Section 15.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 15.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 15.01 shall be deemed effective service of process on such party.

Section 15.07. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 15.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 15.09. Entire Agreement. This Agreement, the Confidentiality Agreements and the Other Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 15.10. Bulk Sales Laws. Buyer and Seller each hereby waive compliance by Seller with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state.

Section 15.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 15.12. Disclosure Schedules. (a) Seller and Buyer have set forth information on the Seller Disclosure Schedule and Buyer Disclosure Schedule, as applicable, in a section thereof that corresponds to the section of this Agreement to which it relates. Except with respect to matters set forth in Sections 1.01(a) Part VI, 1.01(a) Part VII, 3.16 or 3.17 of the Seller Disclosure Schedule and Sections 1.01(a) Part I or 1.01(a) Part II of the Buyer Disclosure Schedule, a matter set forth in one section of the applicable Disclosure Schedule need not be set forth in any other section of the applicable Disclosure Schedule so long as its relevance to such other section of the applicable Disclosure Schedule or to a section of this Agreement is reasonably apparent on the face of the information disclosed therein. The parties acknowledge and agree that (i) the Seller Disclosure Schedule or Buyer Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer or Seller, as applicable, and (ii) the disclosure by a party of any matter in the applicable Disclosure Schedule shall not be deemed to constitute an acknowledgment by such party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

(b) Seller may revise the Seller Disclosure Schedule to reflect facts or matters arising after the Execution Date by delivering a revised Seller Disclosure Schedule to Buyer no later than the fifth Business Day prior to the Closing Date, and the Seller Disclosure Schedule provided on the Execution Date shall be deemed to be superseded by such revised Seller Disclosure Schedule (and all references herein to the Seller Disclosure Schedule shall be deemed to refer to such revised Seller Disclosure Schedule); provided that any matter set forth on such revised Seller Disclosure Schedule that was not set forth on the Seller Disclosure Schedule on the Execution Date shall be disregarded for purposes of determining whether the condition set forth in Section 11.02(a) has been satisfied at Closing.

Section 15.13. Construction and Interpretation. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

Section 15.14. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 15.06, in addition to any other remedy to which they are entitled at law or in equity; provided that no party shall be entitled to an injunction or specific performance requiring the other party to consummate the Closing. For the avoidance of doubt, the proviso to the preceding sentence shall not, in any respect, limit any other remedy to which a party is entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

VALERO REFINING-MERAUX LLC

By:	/s/ Gene Edwards
	Name:	Gene Edwards
	Title:	Executive Vice President

MURPHY OIL CORPORATION

By:	/s/ Walter K. Compton
	Name:	Walter K. Compton
	Title:	Senior Vice President